Integra Resources Corp.

ANNUAL INFORMATION FORM

For Fiscal Year Ended December 31, 2020

March 12, 2021

ADDITIONAL INFORMATION	56

Schedule "A" - Glossary

Schedule "B" - Audit Committee Charter

FORWARD LOOKING STATEMENTS

This annual information form ("AIF" or "Annual Information Form") of Integra Resources Corp. ("Integra" or the "Company") contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements").  Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, business operations and financial performance and condition.

Forward-looking statements relate, but are not limited, to: timing of completion of a technical report summarizing the results of the PFS; the development, operational and economic results of the PEA in the DeLamar Report, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; estimation of Mineral Resources; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; future operations; future exploration prospects; the completion and timing of future development studies; future growth potential of DeLamar and future development plans; statements regarding planned exploration, drilling and development programs and expenditures; proposed exploration plans and expected results of exploration from the DeLamar Project; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; currency and interest rate fluctuations; and impact of COVID-19 on the timing of exploration work and development studies.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objections, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements.  Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein.  Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver, anticipated costs and the Company's ability to fund its programs, the Company's ability to carry on exploration and development activities, the timing and results of drilling programs, the discovery of additional Mineral Resources on the Company's mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner, the Company's ability to obtain financing as and when required and on reasonable terms and the impact of COVID-19 and the resumption of business.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "The Business - Risk Factors" below for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this Annual Information Form and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

Cautionary Note to United States Investors with Respect to Mineral Resources

This AIF includes mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies.  Accordingly, information included in this AIF that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting and disclosure requirements.

Non-GAAP Measures and Other Financial Measures

Alternative performance measures in this document such as "cash cost" and "AISC" are furnished to provide additional information.  These non-GAAP performance measures are included in this AIF because these statistics are used as key performance measures that management uses to monitor and assess performance of the DeLamar Project, and to plan and assess the overall effectiveness and efficiency of mining operations.  These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

INTRODUCTION

Currency and Other Information

Unless otherwise indicated, all references to "$" in this AIF are to Canadian dollars and all references to "US$" or "USD$" in this AIF are to U.S. dollars.

The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada daily exchange rates for 2018, 2019 and 2020.

	Years Ended December 31,
	2020	2019	2018
Low for the period	$1.2718	$1.2988	$1.2288
High for the period	$1.4496	$1.3600	$1.3642
Rate at the end of the period	$1.2732	$1.2988	$1.3642
Average	$1.3446	$1.3269	$1.2957

On March 11, 2021, the Bank of Canada daily exchange rate was US$1.00 - $1.2561.

Scientific and Technical Information

Unless otherwise indicated, the scientific and technical information contained in this AIF relating to the DeLamar Project has been reviewed and approved by E. Max Baker (F.AusIMM), Vice President, Exploration, and Timothy Arnold (P.E.), COO, each of whom is a QP as defined in NI 43-101.

Consolidation

On July 9, 2020, Integra effected a 2.5 to 1 consolidation of its Common Shares (the "Consolidation").  Unless otherwise noted, all references to number of Common Shares, warrants and stock options, as well as strike price and price per Common Share information in this AIF reflect the Consolidation.

CORPORATE STRUCTURE

Name, Address and Incorporation

Integra was incorporated under the OBCA on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on April 5, 2005, the Company completed a 2 for 1 consolidation and changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company completed a 5 to 1 consolidation and changed its name to Mag Copper Limited. The Company completed a 5 to 1 consolidation on September 2, 2015. In January 2017 and August 2017, the Company completed a 5 to 1 and 2.5 to 1 consolidation, respectively.  On August 11, 2017, the Company changed its name to Integra Resources Corp.

On June 29, 2020, the Company completed the continuation (the "Continuation) of the Company from the Province of Ontario to the Province of British Columbia.  As a result of the Continuation, the Business Corporations Act (Ontario) will no longer apply to the Company and the Company is subject to the Business Corporations Act (British Columbia) (the "BCBCA") as if it had been originally incorporated under the BCBCA.  In connection with the Continuation, the articles and by-laws of the Company were replaced with notice of articles and articles.  The notice of articles and articles are substantially similar to the former articles and by-laws of the Company.  Changes include alterations to permit the Board to make certain changes to the capital structure of the Company; alterations to the advance notice requirements; alternations to the quorum requirement for the transaction of business at a Board meeting; alterations to the threshold to satisfy quorum to include 25% of the Common Shares entitled to be voted at the meeting; alterations to the record date for the purpose of dividend declaration; and alterations to the type of resolution required to remove a director before the expiration of his or her term.

On July 9, 2020, the Company completed the Consolidation.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company delisted from the Canadian Securities Exchange on November 6, 2017 and commenced trading on the TSX-V on November 7, 2017, under the trading symbol "ITR". In January 2018, the Company began trading in the United States on the OTCQB under the stock symbol "IRRZF" and subsequently graduated to the OTCQX on May 1, 2018. On July 31, 2020, the Company began trading on the NYSE American under the symbol "ITRG". The Company ceased trading on the OTCQX concurrently with the NYSE American listing. The Company continues to be listed on the TSX-V under the trading symbol "ITR".

Unless otherwise noted or inconsistent with the context, references to Integra or the Company in this AIF are references to Integra Resources Corp. and its subsidiaries.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Integra Resources Corp. is a mineral resources company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is the advancement of its DeLamar gold and silver project (the "DeLamar Project"), consisting of the neighbouring DeLamar Deposit and Florida Mountain Deposit in the heart of the historic Owyhee County mining district in south western Idaho.

Three Year History

2018

Exploration and Resource Estimates

In 2018, Integra undertook the first year of modern exploration at the DeLamar Project. In addition to completing over 20,000 m of drilling, the Company more than doubled its land package, completed 3 km of induced polarization surveys and commenced metallurgical test work.

In February 2018, Integra completed an updated Mineral Resource estimate for the DeLamar Project that included Mineral Resources from the Florida Mountain Area (the "2018 Technical Report").  This estimate added an additional 36,507,000 tonnes of Inferred Mineral Resources from the Florida Mountain Area grading 0.57 g/t gold and 14.12 g/t silver at a cut-off grade of 0.3 g/t AuEq, for 675,000 contained ounces of gold and 16.6 million contained ounces of silver, or 870,541 ounces AuEq.

Financing Transactions

On October 31, 2018, the Company closed an offering of 6,867,600 special warrants (the "Special Warrants") at an issue price of $0.80 per Special Warrant for gross proceeds of $5,494,080. The Company filed a short form prospectus and converted the Special Warrants into 6,867,600 free trading Common Shares, for no additional consideration, on November 15, 2018.

On November 6, 2018, the Company closed a brokered offering, which consisted of the issue of 14,375,000 Common Shares at an issue price of $0.80 per Common Share for gross proceeds of $11,500,000 under a short form prospectus.

Board Additions

The Company strengthened its Board in 2018 with the additions of Mr. George Salamis and Mr. Timo Jauristo in March 2018, and Ms. Anna Ladd-Kruger in December 2018.

2019

Director and Executive Appointments

The Company appointed Mr. Timothy D. Arnold as Vice President, Project Development, in January 2019. Mr. Arnold, a Reno-based, Professional Mining Engineer, comes to Integra with over 30 years of experience in mine project development, mine permitting and mine operational management on various projects in the western USA. Mr. Arnold was subsequently appointed COO in November 2019.

The former Idaho Governor C.L. "Butch" Otter joined the Company's Board in September 2019.  Gov. Otter is a businessman who served as the 32nd Governor of Idaho from 2007 to 2019.  Gov. Otter served as Lieutenant Governor from 1987 to 2001 and in the United States Congress from 2001 to 2007. Before devoting his career full-time to serving the people of Idaho in public office, Gov. Otter spent more than 30 years as a business leader including 12 years as President of the Idaho-based Simplot International.

Financings and Strategic Placement with Coeur Mining

On August 16, 2019, the Company closed an offering of 14,490,696 Special Warrants at an issue price of $0.86 per Special Warrant for gross proceeds of $12,461,999.  The Company filed a short form prospectus and converted the Special Warrants into 14,490,696 free trading Common Shares, for no additional consideration, in August 2019.

On November 25, 2019, the Company closed a non-brokered offering with Coeur Mining, which consisted of the issue of 5,760,236 Common Shares at an issue price of $1.15 per Common Share for gross proceeds of approximately $6,624,270.  In connection with the investment, Coeur Mining and Integra entered into the Coeur Investor Rights Agreement.  The Coeur Investor Rights Agreement provides Coeur Mining with participation rights to maintain its pro rata Common Share ownership in Integra for two years and the right to appoint two members to a newly formed technical committee of Integra so long as Coeur Mining continues to own at least 2.4% of Integra's Common Shares.

On December 4, 2019, the Company closed a brokered offering, which consisted of the issue of 21,999,500 Common Shares (including exercised over-allotment option) at an issue price of $1.15 per Common Share for gross proceeds of approximately $25,300,000 under a short form prospectus.

Payment of Kinross Promissory Note

On November 5, 2019, the Company announced that it had paid the remaining $4,500,000 owed to Kinross USA pursuant to a secured promissory note.  This payment represents payment in-full for all amounts owing under the secured promissory note and all obligations under the DeLamar Purchase Agreement with Kinross USA have been fully performed.  As a result, Kinross USA released its security on 25% of the shares of DeLamar Mining Company.

Updated Mineral Resource Estimate

In June 2019, Integra completed an updated Mineral Resource estimate for the DeLamar Project, which includes the DeLamar and Florida Mountain Area deposits (the "2019 Technical Report").

Resource update highlights included:

  3.9 Moz AuEq (2.4 Moz Au, and 116.5 Moz Ag) upgraded from Inferred into Measured and Indicated category ("M&I") with an average grade of 0.70 g/t AuEq (0.43 g/t Au, 21.0 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional Mineral Resources, and a 0.3 g/t AuEq cut-off for unoxidized Mineral Resources;

  Global Inferred Mineral Resources updated to 501,000 oz AuEq (343,000 oz Au, 12,240,000 oz Ag) at an average grade of 0.55 g/t AuEq (0.38 g/t Au, 13.5 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional Mineral Resources, and a 0.3 g/t AuEq cut-off for unoxidized Mineral Resources;

  Approximately 90% of the DeLamar Project global Mineral Resources were upgraded to an M&I category; and

  All Mineral Resources are pit constrained with a low average overall strip ratio of 1.83:1 (2.05:1 for the DeLamar deposit, and 1.31:1 for the Florida Mountain Area deposit).

The Mineral Resources update incorporates approximately 30,000m in 93 drill holes of new infill and extensional drilling completed at the DeLamar Project since Integra acquired the DeLamar Project in November 2017, along with over 250,000m of drilling conducted by Kinross and its predecessors. The updated Mineral Resource shows a substantial conversion of Inferred Mineral Resources to M&I ounces. This reflects the data added to the DeLamar Project through the successful confirmatory drilling, comprehensive relogging of historical drill holes and continued compilation of historical geological information.

Please see "DeLamar Project - Mineral Resources" section below for further details on the updated Mineral Resource estimate for the DeLamar Project.

Preliminary Economic Assessment

In September 2019, Integra announced the results of a maiden PEA on the DeLamar Project.  The PEA is based on the updated Mineral Resource estimate in the 2019 Technical Report.

DeLamar Project PEA highlights included:

  27,000 tpd open-pit/heap-leach production rate with an initial mine life of 10 years, sourcing oxide and transitional mineralization from both the Florida Mountain and DeLamar Area deposits;

  2,000 tpd mill, commencing in year 3, sourcing unoxidized mineralization from Florida Mountain over a 6-year period;

  Year 1 to 10 average annual production of 103,000 oz Au and 1,660,000 oz Ag (124,000 oz AuEq);

  Year 2 to 6 average annual production of 126,000 oz Au and 1,796,000 oz Ag (148,000 oz AuEq);

  LOM total payable production of 1,031,000 oz Au and 16,603,000 oz Ag (1,239,000 oz AuEq);

  LOM AISC of US$619/oz net of silver by-product or US$742/oz on an Au Eq co-product basis;

  A low LOM strip ratio of 1.09 to 1 (waste : mineralization);

  Low pre-production capex of US$161 million;

  LOM capital expenditures (pre-production + sustaining capital) of US$277 million;

  After-tax payback period of 2.4 years;

  After-tax IRR of 43%;

  After-tax NPV (5%) of US$358 million;

  US$528 million after-tax LOM cumulative cash flow; and

  Average annual after-tax free cash flow of US$61 million once in production.

Please see "DeLamar Project" section below for further details on the Company's PEA included in the "DeLamar Report".

Land Acquisitions

In January 2019, Integra announced that it had entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle Property", "War Eagle Mountain" or "War Eagle") situated in the DeLamar District, southwestern Idaho.  The War Eagle Property has a history of high-grade mining in the late 1800s/early 1900s as well as high-grade exploration drilling in the late 1980's.  Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% NSR royalty on future production from the deposit payable to Ely Gold, to DMC. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments.

In February 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6km to the northwest of the DeLamar Project, a trend now referred to as the "BlackSheep District" or "BlackSheep Area". The BlackSheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Area deposits combined.  As a result of its findings in the BlackSheep District, and in advance of a more substantial district scale exploration program, the Company has staked approximately 15 square km of additional claims.

Exploration and Development

The Company drilled approximately 22,250m from January 2019 through December 2019 at the DeLamar and Florida Mountain Area deposits and the War Eagle Property.  Most of this drilling involved extracting core to support metallurgical testing, the results of which were used in the DeLamar Report.  The Company's exploration program shifted to Mineral Resource expansion at Florida Mountain adjacent to the known Mineral Resource envelope as well as testing of the north-south mineralized trend.  The Company also initiated an exploration program at the War Eagle Property.  In addition to the drill program, the Company completed extensive geochemistry, geophysics, soil sampling and historical data review to delineate potential drill targets for Mineral Resource expansion and discovery at the DeLamar Project.

Corporate Social Responsibility

The Company continued to proactively engage local stakeholders with a series of formal and informal meetings focused primarily in Owyhee and Malheur Counties.  The Company's goal with these meetings was to promote a long-lasting relationship built on clear and comprehensive disclosure between Integra and the neighbouring stakeholders, in order to maintain transparency and to encourage confidence in its business practices and ethics.  Groups met included residents, businesses, ranch and landowners, elected officials and others.

Local initiatives participated in during 2019 included the Jordan Valley School Science Fair, the Owyhee County Historical Society Outpost Days, local school field trips, Owyhee Field Days, the Owyhee and Junior rodeos as well as the Spurs & Spikes Charity Fundraiser.  Several site visits occurred over the course of the year, with stakeholders from Owyhee County, Malheur County and elected officials having an opportunity to observe Integra's operations and ask questions on the Company's plans for the future.

2020

Corporate

For the safety of all employees, the Company closed its corporate office (Vancouver, BC) in mid-March as a result of the COVID-19 global outbreak.  Most corporate employees continue to work remotely from home, with some employees now working periodically at the office under safe COVID-19 protection protocols. One of the most impacted activities at the corporate level has been the ability to travel due to travel bans and safety risks. The Company has, however, remained extremely active on the investor relations and marketing fronts through virtual media forums both with investors and at multiple industry conferences.

On February 6, 2020, the Company announced that it had been approved for graduation from Tier 2 to Tier 1 issuer status on the TSX-V. The TSX-V classifies issuers into different tiers based on standards including historical financial performance, stage of development and financial resources. Tier 1 is the TSX-V's premier tier and is reserved for the TSX-V's most advanced issuers. As a result of the graduation to Tier 1 issuer status, the remaining 966,563 Common Shares previously held in escrow were released. The number of outstanding Common Shares did not change as a result of the escrow release.

On June 29, 2020, the Company completed the Continuation.

On July 9, 2020, the Company completed the Consolidation.

On July 31, 2020, the Common Shares commenced trading on the NYSE American under the symbol "ITRG". The Common Shares ceased to trade on the OTCQX concurrently with the NYSE American listing. The Company continues to list on the TSX-V under the symbol "ITR".

Financings

On August 21, 2020, the Company filed a final base shelf prospectus relating to the offering for sale from time to time of up to $100,000,000 of Common Shares, warrants, subscription receipts and units.

On September 14, 2020, the Company closed a brokered offering, which consisted of the issue of 6,785,000 Common Shares (including exercised over-allotment option) at an issue price of US$3.40 per Common Share for gross proceeds of approximately US$23,069,000 under a final prospectus supplement (the "Public Offering").  In connection with the Public Offering, the Company entered into an underwriting agreement with the underwriters of the Public Offering (the "Underwriting Agreement").  Pursuant to the Underwriting Agreement, the Company agreed to pay the underwriters 5.5% of the gross proceeds of the Public Offering, other than the issue of Common Shares to certain persons on a president's list and Coeur Mining, for which a 2.75% cash commission was paid.  The Underwriting Agreement also included customary terms for transactions such as the Public Offering.

On December 30, 2020, the Company filed a prospectus supplement to qualify the distribution of up to US$25,000,000 of Common Shares by way of an at-the-market offering (the "ATM").  In connection with the ATM, the Company entered into an "at-the-market equity distribution agreement dated December 30, 2020 with the agent (the "Equity Distribution Agreement").  Pursuant to the Equity Distribution Agreement, the Company agreed to pay the agent 2.75% of the gross proceeds from the sale of Common Shares under the Equity Distribution Agreement.  The Equity Distribution Agreement also included customary terms for transactions such as the ATM.  Proceeds, if any, from the ATM are expected to fund additional exploration drilling and provide trading liquidity to United States capital markets.

Other

In July 2020, the Company led an effort with the Association for Mineral Exploration BC ("AMEBC") that raised over $100,000 within the British Columbia mining community to support foodbanks that serve rural, remote, and Indigenous communities.

In December 2020, Integra organized and co-sponsored a diversity & inclusion ("D&I") workshop amongst a group of roughly 25 mining executives, with instruction led by Brooks & Nelson. The goal of this workshop was to promote D&I training amongst Integra's leadership team, as well as extend the training to a group of industry leaders.

On December 3, 2020, the Company appointed Mr. Joshua Serfass to the position of Executive Vice President, Corporate Development and Investors Relations and Mr. Mark Stockton to the position of Vice President, Corporate Affairs and Sustainability. Earlier in 2020, the Company also hired a Senior Exploration Manager, Site Controller, Permitting Manager, and Engineering Manager.

Exploration

In mid-March 2020, for the safety of all employees, the Company suspended drilling and exploration activities. In mid-May 2020, the United States government declared mining an essential service; with comprehensive operational procedures in-place, which were specifically designed to mitigate the risk of disease transmission amongst essential site staff and crews, the Company resumed drilling. The Company continues to practice social distancing and complying with both Oregon and Idaho state government requirements regarding COVID-19. Though initially delayed due to COVID-19, all planned exploration drilling in 2020 was successfully executed.

Drilling

The Company completed a total of 14,517m of exploration drilling in 2020, including 9,091m at Florida Mountain, 3,674m at War Eagle, 1,083m at DeLamar, and 669m at BlackSheep.

Florida Mountain Drilling1

Integra drilled 20 drill holes at Florida Mountain specifically targeting high-grade shoots. Of those 20 drill holes, 13 intersected significant high-grade gold-silver mineralization in most cases well outside of the existing Mineral Resource boundaries under the DeLamar Report.

Integra's exploration team identified 7 high-grade vein structures, with an aggregate length of 7,000m that appear similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. Most historic underground production stemmed from the Trade Dollar - Black Jack vein, while the remaining 6 veins saw limited production up until mining operations ceased with the start of World War I.

Integra refined its understanding of the controls on high-grade vein mineralization at Florida Mountain in early 2020 and used this model to specifically target the higher-grade "shoots" within the several vein systems identified to date. Those higher-grade shoots are interpreted as being localized at the intersections of the North-Northwest and roughly East-West Trending fault/fracture systems. The high-grade shoots within those vein structures are localized at structural intersections, have strike length of up to 100m or more and down-dip extensions of several hundred meters, with widths of between 1m and 8m.

On February 24, 2020, the Company announced the final drill holes received from the 2019 Florida Mountain Deposit metallurgical sampling program, highlighting high-grade gold and silver outside of current resource boundary.

Florida Mountain exploration drilling highlight intercepts included:

  Drill hole IFM19-073: 40.39 g/t Au and 11.38 g/t Ag over 1.52m

  Drill hole IFM19-074: 9.73 g/t Au and 19.55 g/t Ag over 1.52m

On July 29, 2020, the Company announced drilling results from its first four drill holes of the 2020 program at Florida Mountain. The holes intersected significant high-grade gold and silver mineralization both within and outside of the existing NI 43-101 Mineral Resource boundary in the DeLamar Report. These drill results provide evidence that structurally-controlled high-grade veins exist below the current Mineral Resource estimate in the DeLamar Report and that further drill definition could potentially be interpreted and modelled as high-grade mill feed in future economic studies.

Florida Mountain exploration drilling highlight intercepts included:

  Drill Hole FME-20-076

→ 1.99 g/t Au and 24.17 g/t Ag (2.30 g/t AuEq) over 117.04m

  Including 72.37 g/t Au and 82.00 g/t Ag (73.43 g/t AuEq) over 1.52m

  Including 6.77 g/t Au and 68.62 g/t Ag (7.65 g/t AuEq) over 10.97m

___________________________________________

1Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); For the intervals that were previously mined/stoped and were therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing

→ 10.08 g/t Au and 1,233.77 g/t Ag (25.96 g/t AuEq) over 3.60m

  Including 34.40 g/t Au and 4,075.40 g/t Ag (86.85 g/t AuEq) over 0.88m

  6.37 g/t Au and 1,459 g/t Ag (25.14 g/t AuEq) over 1.52m

  Drill Hole FME-20-077

→ 1.63 g/t Au and 17.13 g/t Ag (1.85 g/t AuEq) over 113.69m

  Including 72.07 g/t Au and 63.16 g/t Ag (72.88 g/t AuEq) over 1.52m

On September 24, 2020, the Company announced drilling and geophysics results from Florida Mountain. Five drill holes intersected significant high-and-low-grade gold and silver mineralization both within and below the existing NI 43-101 Mineral Resource boundary in the DeLamar Report.

Florida Mountain exploration drilling highlight intercepts included:

  Drill Hole FME-20-084

→ 1.51 g/t Au and 102.12 g/t Ag (2.82 g/t AuEq) over 87.48m

  Including 8.91 g/t Au and 607.55 g/t Ag (16.73 g/t AuEq) over 6.25m

  Including 7.57 g/t Au and 652.54 g/t Ag (15.96 g/t AuEq) over 1.37m

  Drill Hole FME 20-80
  Including 6.77 g/t Au and 68.62 g/t Ag (7.65 g/t AuEq) over 10.97m

→ 11.75 g/t Au and 1,951.88 g/t Ag (36.87 g/t AuEq) over 1.68m

  Including 25.29 g/t Au and 3,841.14 g/t Ag (74.73 g/t AuEq) over 0.76m
  Drill Hole FME-20-081

→ 11.07 g/t Au and 1,480.13 g/t Ag (30.12 g/t AuEq) over 0.61m

On December 9, 2020, the Company announced further exploration results from the 2020 Florida Mountain exploration program.

Florida Mountain exploration drilling highlight intercepts included:

  Drill Hole FME-20-085 (within and below existing Mineral Resource estimate provided in the DeLamar Report)

→ 4.53 g/t Au and 262.67 g/t Ag (7.91 g/t AuEq) over 85.35m

  Including 11.74 g/t Au and 652.45 g/t Ag (20.14 g/t AuEq) over 30.48m
  Drill Hole FME-20-086 (50m beneath existing Mineral Resource estimate provided in the DeLamar Report)

→ 0.55 g/t Au and 18.16 g/t Ag (0.79 g/t AuEq) over 123.14m

  Including 9.98 g/t Au and 16.43 g/t Ag (10.19 g/t AuEq) over 1.22m

  Drill Hole FME-20-087 (230m beneath existing Mineral Resource estimate provided in the DeLamar Report along the Alpine Vein)

→ 1.76 g/t Au and 347.37 g/t Ag (6.23 g/t AuEq) over 1.37m

  Drill Hole FME-20-088 (220m beneath the existing Mineral Resource estimate provided in the DeLamar Report along the Trade Dollar Vein)

→ 13.36 g/t Au and 13.04 g/t Ag (13.53 g/t AuEq) over 2.44m

  Drill Hole FME-20-091 (30m south of existing Mineral Resource estimate provided in the DeLamar Report)

→ 2.36 g/t Au and 2.38 g/t Ag (2.39 g/t AuEq) over 30.93 m

  Including 14.49 g/t Au and 9.94 g/t Ag (14.62 g/t AuEq) over 3.96 m
  Drill Hole FME-20-093 (250m south of existing Mineral Resource estimate provided in the DeLamar Report)

→ 8.61 g/t Au and 479.00 g/t Ag (14.78 g/t AuEq) over 1.61 m

War Eagle Drilling2

Drilling at War Eagle identified two parallel mineralized structures approximately 150m apart with strike lengths of over 500m. Those principal structures host high-grade gold and silver mineralization associated with quartz-pyrite veinlets within rhyolite breccias and brecciated volcano-sediments. The mineralization identified to date within the volcanics is considered to be within the diffuse cap which sits above the modelled high-grade veins within the underlying granite. The broad distribution of mineralization delineated by the soil geochemical anomalies indicates considerable lateral dispersion of mineralization within the permeable volcanic cap, possibly from a structure several hundred meters east of the known mineralized structures. All holes drilled in 2020 at War Eagle intersected these mineralized zones to varying degrees, highlighting the presence of high-grade gold silver concentrations in the form of 100m to 200m strike lengths in steeply plunging shoots.

On February 6, 2020, the Company announced drilling results from War Eagle, including 5.40 g/t Au and 45.85 Ag (5.99 g/t AuEq) over 3.05m at War Eagle in 150m step-out.

War Eagle exploration drilling highlight intercepts:

  Drill hole IWE19-06: 5.40 g/t Au and 45.85 Ag (5.99 g/t AuEq) over 3.05m, located approximately 150m south of IWE19-01 and IWE19-02

  Drill hole IWE19-04: 2.98 g/t Au and 7.27 g/t Ag (3.07 g/t AuEq) over 3.05m, located approximately 150m north of IWE19-01 and IWE19-02

  Drill hole IWE19-05: 3.29 g/t Au and 155.57 g/t Ag (5.29 g/t AuEq) over 0.30m, located approximately 150m north of IWE19-01 and IWE19-02

___________________________________________

2Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); For the intervals that were previously mined/stoped and were therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing.

On November 19, 2020, the Company announced that it had intersected high-grade mineralization 400m north of 2019 drilling results in step-out drilling at War Eagle Mountain. This zone was first identified by soil geochemistry and confirmed by drilling in 2020. The structure is largely untested and extends at least 500m in a south-southeast direction.

War Eagle exploration drilling highlight intercepts:

  Drill Hole IWE-20-014

→ 24.20 g/t Au and 655.06 g/t Ag (32.63 g/t AuEq) over 7.62m

  Including 98.01 g/t Au and 2,782.13 g/t Ag (133.82 g/t AuEq) over 1.77m
  Drill Hole IWE-20-016

→ 1.19 g/t Au and 11.65 g/t Ag (1.34 g/t AuEq) over 30.63m

  Including 8.46 g/t Au and 9.11 g/t Ag (8.57 g/t AuEq) over 1.52m
  Drill Hole IWE-20-017

→ 21.85 g/t Au and 76.39 g/t Ag (22.84 g/t AuEq) over 1.52m

BlackSheep Drilling3

Exploration drilling began at BlackSheep in late 2020 with one drill rig expected to operate through the winter months. Two shallow drill holes were completed at the Georgianna target in 2020 to better define the structures controlling mineralization.

On February 18, 2021, the Company announced that the initial 4 drill holes (including 3 drill holes from the 2020 exploration program) from Georgianna, Milestone and Lucky Days targets within the BlackSheep District, intersected thick sections of low-sulphidation epithermal gold-silver mineralization, including several high-grade intercepts.

Drill highlights from the Georgianna targets, in the BlackSheep District, included:

  Drill hole IGE-20-002

→ 0.66 g/t Au and 117.25 g/t Ag (2.17 g/t AuEq) over 10.67m, including 1.48 g/t Au and 351.00 g/t Ag (5.99 g/t AuEq) over 3.05m

→ Broader low-grade intercepts include 0.30 g/t Au and 10.87 g/t Ag (0.44 g/t AuEq) over 41.76m

The Company intersected one of the highest-grade intercepts to date from the Milestone Deposit situated at the base of the existing resource and interpreted as indicating the location of the postulated higher-grade 'feeder zone' below, highlights included:

___________________________________________

3Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); For the intervals that were previously mined/stoped and were therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing.

  Drill hole IMS-20-015

→ 0.44 g/t Au and 77.60 g/t Ag (1.43 g/t AuEq) over 78.94 m

  Including 0.38 g/t Au and 488.00 g/t Ag (6.66 g/t AuEq) over 1.52 m;
  Including 0.28 g/t Au and 290.82 g/t Ag (4.02 g/t AuEq) over 1.68 m;
  Including 0.39 g/t Au and 288.00 g/t Ag (4.10 g/t AuEq) over 1.52 m;
  Including 1.12 g/t Au and 176.00 g/t Ag (3.39 g/t AuEq) over 1.83 m;
  Including 3.11 g/t Au and 172.00 g/t Ag (5.32 g/t AuEq) over 2.59 m.

Induced Polarization ("IP") Geophysics

A large geophysical anomaly to the west of Florida Mountain was defined with the 2020 IP Geophysical surveys in an area that has seen very limited historic drill testing. IP has proven to be a very effective tool for target generation in the DeLamar district because of the association of disseminated sulfide alteration with gold and silver mineralization. The IP data provided in the Company's September 24, 2020 news release delineated an anomaly 1,200m in length to the west of the NI 43-101 Mineral Resource estimate at Florida Mountain in the DeLamar Report in an area known as Blue Gulch. This strong geophysical anomaly coincides with an arsenic ("As") and Au soil geochemistry anomaly.

The BlackSheep IP survey was completed in July 2020.  The data delineated two linear zones of chargeability and coincident resistivity at Georgianna, one of those features coincides with an outcropping vein in the Georgianna Pit.  At Lucky Days, the IP delineated an extensive (300 x 200m) zone of chargeability coincident with outcropping stock-work vein mineralization similar in appearance to the mineralization at DeLamar.

Mapping and Sampling Program

On February 6, 2020, the Company announced that soil geochemical surveys at Florida Mountain delineated a 1,400m x 600m high intensity Au, Ag, As and Molybdenum ("Mo") anomaly directly to the east of the existing Florida Mountain Mineral Resource included in the DeLamar Report.  The size of this anomaly is comparable to the main anomaly covering the existing Mineral Resource at Florida Mountain in the DeLamar Report and the area has limited historic drilling which together with the presence of historic workings indicate potential for both low-grade stockwork and high-grade veins in this area.

At War Eagle, a 1,000m x 200m Au and As anomaly was delineated approximately 300m east of the area drill tested in late 2019. A large complex Au/As soil anomaly, approximately the size of the footprint over DeLamar, was outlined in the BlackSheep area.

A rock chip sampling program was completed over the outcropping vein zone at Georgianna and Lucky Days areas in the southern half of BlackSheep. The sampling delineated a 300m x 100m zone of intense stockwork vein mineralization at the Lucky Days target also in BlackSheep. Please refer to the Company's news release dated September 24, 2020 for rock sampling results.

Development

Other than metallurgical drilling, the development activities in 2020 were not greatly impacted by the COVID-19 pandemic. The metallurgical drilling was eventually successfully completed in the calendar year 2020, with no effect on the metallurgical study timeline that will support the 2021 PFS.

Metallurgical Drilling4

The Company completed a total of 2,763 m of metallurgical core drilling in 2020.

The 2020 metallurgical drill program was designed to characterize gold and silver recovery variability within the oxide and transitional mineralization at the DeLamar Project. The program sought to further optimize processing options at the DeLamar and Florida Mountain Area, and to advance the Company's metallurgical knowledge as Integra moves toward a PFS on both deposits in 2021.

These results underscored the potential for high-grade in structures that have not been the target of significant modern exploration drilling, as well as the strong potential to increase the current Mineral Resource in the DeLamar Report as Integra aims to push all current drill holes beyond and below the existing Mineral Resource boundaries included in the DeLamar Report.

Results of note included:

  Drill Hole IDM-20-165

→ 17.45 g/t Au and 56.22 g/t Ag (18.18 g/t AuEq) over 2.29m

  Drill Hole IDM-20-172

→ 0.30 g/t Au and 61.30 g/t Ag (1.09 g/t AuEq) over 92.81m

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the DeLamar Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to AAL in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption ("AA") finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

See "DeLamar Project - Sampling, Analysis and Data Verification" below with respect to the DeLamar Report.

Permitting

On August 20, 2020, the Company announced that it had signed a Memorandum of Understanding ("MOU") with the United States Bureau of Land Management ("BLM") to facilitate the hiring of a dedicated mineral specialist in the Marsing, Idaho BLM office that will oversee future permitting work for the DeLamar Project. In accordance with the MOU, Integra will reimburse the BLM for the costs of a dedicated mineral specialist project manager in the Marsing BLM office, who shall remain at all times independent of the Company. This BLM project manager responsible for the DeLamar Project permitting work will help the BLM manage increased workloads from current and anticipated future applications for mineral notices, operations plans/amendment approvals and environmental analyses resulting from the DeLamar Project. This funding effort is intended to increase the capacity of the local BLM office to work on DeLamar Project related applications and project requests on a priority basis, while not burdening the BLM with the cost of this increased workload.

___________________________________________

4Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

2020 saw significant efforts with respect to advancing the permitting process at the DeLamar Project. To enhance the process, Integra has maintained a focus from the outset on establishing positive partnerships with a wide selection of stakeholders. By focusing on these partnerships well in advance of submitting actionable documents to regulatory agencies, the Company intends to position itself in the best possible scenario to facilitate the permitting process in an efficient manner. Paramount to this process has been working with the BLM, the lead federal agency that the Company will engage with regarding permitting, in addition to Idaho state regulators. The MOU announced on August 20, 2020 streamlines the iterative permitting process, with the agreement allowing for an efficient communication framework between the Company and the BLM moving forward.

The ability to have initial plans reviewed for accuracy and conditionally approved by various regulatory agencies up front can add meaningful efficiencies in the permitting timeline. Being committed to transparent, straightforward, and accountable communication with stakeholders, Integra intends to facilitate a process in which the prospective mine plan being developed receives the appropriate acceptance from those stakeholders that any future development plans may impact. To this extent, actions in 2020 involving stakeholders at the regulator/agency level include:

  Acceptance and preliminary approval of the Surface Water Sampling Program by Idaho Department of Environmental Quality ("IDEQ") and the Idaho Department of Water Resources ("IDWR");

  Acceptance and preliminary approval of the Ground Water Drilling Plan and Sampling Program by IDEQ and IDWR; and

  Acceptance and preliminary approval of both the Surface Water and Ground Water Sampling and Analysis Plans by IDEQ and IDWR.

Surface water and existing groundwater well sampling collected in the 2nd and 3rd quarter of 2020 have been completed. The first party air monitoring program contractor was selected and the site meteorological monitoring station became operational in early August, 2020.

Metallurgical Engineering

The 2020 engineering plans advanced steadily, building upon the concise plans outlined in the DeLamar Report. Importantly, efforts were focussed on adding Mineral Resources included in the Mineral Resource estimate in the DeLamar Report, but had yet to be included into the mine plan provided in the DeLamar Report. While the mainstay of the DeLamar Report focussed on heap-leaching (DeLamar and Florida Mountain Area oxide and transitional mineralization) and milling (Florida Mountain Area sulfide mineralization), much of the 2020 efforts were centered in the metallurgical properties of the DeLamar Area sulfide material and high-grade transitional material. Metallurgical test work on the DeLamar Area mineralization included:

  Detailed minerology;

  Sulfur and clay speciation;

  Further regrind and flotation test work;

  Albion processing test work, and other pre-oxidation methods; and

  Off-site processing of flotation concentrate at several locations in the US and Canada.

Pre-Feasibility Study

Over the course of 2020, the Company undertook several pre-feasibility and environmental baseline studies at the DeLamar Project, including geotechnical drilling and test work for pit slope design and stability.

On December 3, 2020, the Company announced the engagement of Mine Development Associates, a division of RESPEC ("MDA") as the lead consultant for the PFS at the DeLamar Project.

The PFS is projected to take approximately 10 months to complete, with results currently expected in the 4th quarter of 2021.

Social and Environmental

In response to the unprecedented circumstances surrounding the COVID-19 pandemic, several initiatives were undertaken in Idaho to support the local community during these extraordinary times.  In partnership with the Jordan Valley Lions Club, Integra staff conducted weekly grocery supply trips to the Boise Valley, allowing the community's elderly and at-risk population the opportunity to stay home and avoid travelling to more populated centers. In addition, and in cooperation with several Idahoan companies through an initiative titled Curds & Kindness, Integra collaborated with Idaho's dairy farmers in redirecting their excess supply of dairy products to Idaho and Oregon food banks. The excess supply stems from the lack of demand in the restaurant industry, one of the many sectors that have been severely impacted by COVID-19.

Integra continues to implement strict operational measures in response to the COVID-19 pandemic, which restrict contact between employees and limits non-essential access to the DeLamar Project site. When deemed necessary, particularly following periods of higher travel within the community such as following breaks and holidays, site-wide testing of the entire employee-base has to date effectively allowed the Company to limit COVID-19 transmission on site.

Stakeholder meetings continued throughout the year where possible, either by video conference or in socially distanced settings as the Company continues to build relationships with surrounding communities that future operations may touch.

As part as its local initiatives, the Company extended a secured US$140,000 loan to a local business owner in August 2020 to complete the construction of a restaurant in Jordan Valley, the closest community to the DeLamar Project. This restaurant will be the sole restaurant serving the local community and the Company's employees and contractors.

As part of Integra's ESG commitment to prioritizing environmental stewardship at every stage of the project life cycle, the Company has engaged Warm Springs Consulting of Boise, Idaho, as the consulting/engineering firm to evaluate several sustainability-driven option studies that will potentially be incorporated into the anticipated PFS.

Water treatment operations followed their regular course at the DeLamar Project, with system updates to the water treatment facility completed and in operation, allowing for more efficient water filtration and less bi-product waste creation in the process.

No material environmental or health and safety incidents were reported in 2020.

Trends and Outlook

Although management has put in place all necessary measures to protect its employees' safety and to secure essential site activities, should the virus spread, or travel bans remain in place or should one of the Company's staff members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project.

The head office of the Company (Vancouver, BC) will remain closed and employees will continue to work remotely from home until further notice.

As noted, the Company is working towards a PFS on the DeLamar Project, anticipated in the 4th quarter of 2021.  In addition, the Company will continue its dual track strategy for 2021, consisting of exploration drilling designed to expand the Mineral Resource base and development study and permitting work designed to de-risk the DeLamar Project.

Corporate

On February 25, 2021, the Company announced the appointment of Carolyn Clark Loder to the Board.

Development

A key objective for 2021 will be to complete the PFS in the 4th quarter.  To achieve this goal, extensive metallurgical test work will be carried out in the first half of the year to de-risk and improve project economics.  There will also be a significant condemnation, geotechnical and groundwater drilling program in 2021.  On the permitting front, surface, groundwater, geochemistry, wetlands, wildlife, aquatic, cultural and associated baseline studies, along with the management of these efforts, will extend throughout the year.

Current Pre-Feasibility Level Studies Aimed at Enhanced Silver Recoveries

Several key trade-off studies are currently under-way, aimed to define the cost-benefit of higher metal recoveries, specifically silver, in future development scenarios at the DeLamar Project.

Recent metallurgical test work since the DeLamar Report is being analyzed for opportunities to improve silver recovery. A deeper evaluation into the size sensitivity of both gold and silver recovery is underway, to be included in the PFS. This includes consideration of HPGR technology in the final stage of the crushing circuit for the heap leach process and/or implementation of a larger milling and agitated leach circuit for higher grade transitional mineralization, both of which would effectively produce finer crushed material with enhanced silver recovery potential.

Processing additional transitional mineralization through a mill circuit could potentially yield greater overall metal recovery, including silver, than through placement of crushed material on the leach pad.

Florida Mountain unoxidized material is processed through the existing milling scenario in the DeLamar Report. Test work has shown that the unoxidized material from Florida Mountain is amenable to gravity concentration, followed by flotation of the gravity tails, with regrinding and agitated cyanide leaching of the flotation concentrate. Mill recoveries on this material in the DeLamar Report were 90% for gold and 80% for silver with a relatively course grind size of 212 µm. The Company is completing additional test work on the DeLamar deposit unoxidized mineralization which was not included in the DeLamar Report. This test work includes various pre-cyanidation treatments options, including fine grinding and pre-aeration, and will be reevaluated with current metal prices and better-defined costs.

Exploration

The 2021 exploration program is expected to comprise of 10,000 m of drilling along with additional IP surveys, soil sampling and geological mapping and prospecting.  The drill program will focus on the following areas:

The Florida Mountain Deposit (4,000 m)

One of two exploration drill rigs on the DeLamar Project will operate at Florida Mountain through the winter months. Drilling at Florida Mountain will be dual-focused, including follow-up exploration on the high-grade shoots and structures below the existing resource and expanding the existing low-grade resource through drilling geochemical and geophysical anomalies to the east and west of the existing Mineral Resource in the DeLamar Report.

The Company has identified multiple high-grade gold-silver shoots at Florida Mountain. Integra's exploration team has modeled 7 high-grade vein structures that appear similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. Most historic underground production stemmed from the Trade Dollar - Black Jack vein, while the remaining 6 veins saw limited production up until mining operations ceased with the start of World War I. The identified vein zones have an aggregate strike length of over 7,000m. Within these vein zones are steeply dipping high-grade shoots with strike lengths of up to 200m and down dip extensions of up to 300m which are interpreted as having developed at structural intersections.  Based on recent drill intercepts, the Company anticipates that the high-grade shoots are likely to have widths of between 1m and 8m.

Drilling is also planned to take place in the Florida Keys area, a large geochemical anomaly located immediately to the east of the resource that has seen limited drilling. The Florida Keys geochemical anomaly is of similar strength and size to the existing Mineral Resource estimate in the DeLamar Report footprint at the Florida Mountain Area deposit. The Company also intends to drill in Rich Gulch, a target located in a large zone of IP chargeability that was identified to the west of the Florida Mountain Area as part of a 2020 geophysical survey.  Based on limited historic drilling and the presence of historic underground workings in this area the Company sees potential for both additional low-grade and high-grade underground mineralization.

War Eagle Mountain (2,000 m)

During the 2019 and 2020 drill programs at War Eagle, the Company intersected high-grade gold-silver mineralization within the volcanic unit overlying the entire area. In 2020, the Company identified a second high-grade shoot 400m to the north of the 2019 drill holes. This second structure is interpreted over a strike length of approximately 550m south-southeast and is largely untested. The geochemical soil anomaly that led the Company to this new structure is interpreted as being lateral leakage outward along the base of the latite flow, presumably emanating from the eastern most structure identified in the 2020 drill program.

Drilling in 2021 will continue to test these parallel structures at War Eagle. In addition, the Company plans on completing a detailed IP program to generate targets within a large geochemical anomaly to the east of the 2019 and 2020 drill holes locations.

BlackSheep and DeLamar (Henrietta Ridge) (4,000 m)

Exploration drilling at BlackSheep is underway with one drill rig expected to operate through the winter months. The drill campaign at BlackSheep will focus on the Georgianna and Lucky Days targets. BlackSheep is host to extensive areas of sinter and opaline silica cut by high-level epithermal veining and brecciation.  Due to the shallow level of erosion at BlackSheep, very limited exploration drilling completed by previous operators was shown to be too shallow to properly evaluate the potential for high-grade vein style mineralization.

Two shallow drill holes have been completed at the Georgianna target to better define the structures controlling mineralization. Deeper, follow-up drill holes are planned at the Georgianna target for this year to test the productive zone at approximately 200m below the current surface.

The Company also plans on drilling the Henrietta Ridge target in 2021. Henrietta Ridge is located between the DeLamar deposit and the BlackSheep area. Historic drilling completed by previous operators along with geophysical surveys suggest mineralization from the DeLamar deposit extends along a northwest corridor from the current resource through Henrietta Ridge.

THE BUSINESS

General Overview

The primary focus of the Company is the advancement of its DeLamar Project, consisting of the neighboring DeLamar Area and Florida Mountain Area in the heart of the historic Owyhee County mining district in south western Idaho.  The management team comprises the former executive team from Integra Gold Corp. ("Integra Gold").

Integra owns no producing properties and, consequently, has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of Integra are primarily funded by equity financings.

Please see "General Development of the Business - Three-Year History" and "General Development of the Business - Trends and Outlook" sections above and "DeLamar Project" section below for further details on the DeLamar Project and development thereof.

Specialized Skills

Integra's business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, compliance, engineering, metallurgy, economic studies, project development and permitting.  To date, Integra has been able to locate and retain such professionals in Canada and the United States, and believes it will be able to continue to do so.

Competitive Conditions

Integra operates in a very competitive industry and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The precious metals sector is very volatile and cyclical. The sector specifically suffered significant declines from 2011 to 2019.  During the same period the financial markets for mining in general, and mineral exploration and development in particular, were relatively weak. However, 2020 was a much stronger year for prices of gold and silver and for mining equities. Financial markets for mining have been relatively strong since. The price of gold reached a high in 2020, mostly fueled by the uncertainty created by the COVID-19 pandemic.  Fundamentals that have traditionally supported a strong gold price are present, but there is no certainty that the prices of gold and silver will remain high and that the financial markets for mining will remain strong.

In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Idaho.

Environmental Protection Requirements

Integra's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. Certain types of operations may also require the submission and approval of environmental impact assessments.

Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Employees

During fiscal 2020, Integra had thirty-six (36) full-time employees, with eight (8) based in Canada, one (1) employee based in Denver (Colorado), two (2) employees in Reno (Nevada), four (4) employee in Boise (Idaho), one (1) employee in Utah and twenty (20) employees on site in Idaho.

Foreign Operations

Mineral exploration and mining activities in the United States may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect Integra's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social and Environmental Policies

Integra has adopted a Code of Business Conduct and Ethics ("Code") that is intended to document the principles of conduct and ethics to be followed by employees, consultants, officers and directors of Integra. Its purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

  promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by Integra;

  promote compliance with applicable governmental laws, rules and regulations;

  promote the prompt internal reporting to an appropriate person of violations of the Code;

  promote accountability for adherence to the Code;

  provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

  provide mechanisms to report unethical conduct; and

  help foster Integra's culture of honesty and accountability.

Integra expects all of its employees, officers and directors to comply at all times with the principles in the Code.

The Company also adopted a Safety, Environmental and Social Responsibility Policy to be followed by employees, consultants, officers and directors of Integra. Its purpose is to outline how Integra, together with its directors, officers, employees, consultants and contractors, will conduct its business in a safe and environmentally friendly manner and to the highest standards of corporate social responsibility.

Risk Factors

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future. Readers are advised to study and consider risk factors stressed below.

The following are identified as the main risk factors affecting the Company.

Coronavirus (COVID-19) and Global Health Crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Company's business. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project. Should the virus spread, travel bans remain in place or should one of the Company's team members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no known body of commercial ore on the DeLamar Project.  There is no certainty that the expenditures to be made by Integra in the exploration of the DeLamar Project or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra, including, but not limited to, the COVID-19 pandemic. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Preliminary Economic Assessment

The PEA for the DeLamar Project is an early stage estimate that does not have sufficient certainty to constitute a pre-feasibility study or a feasibility study. Integra has not completed pre-feasibility or feasibility level work and analysis that would allow the Company to declare Proven or Probable Mineral Reserves at the DeLamar Project, and no assurance can be given that the Company will ever be in a position to declare a Proven or Probable Mineral Reserves at the DeLamar Project.  In particular, the PEA for the DeLamar Project contains estimated capital costs and operating costs which are based on anticipated tonnage and grades of metal to be mined and processed, the expected recovery rates and other factors, none of which have been completed to date to a pre-feasibility study or a feasibility study level. Whether Integra completes a feasibility study on the DeLamar Project, and thereby delineates Proven or Probable Mineral Reserves, depends on a number of factors, including:

  the particular attributes of the deposit (including its size, grade, geological formation and proximity to infrastructure);

  metal prices, which are highly cyclical;

  government regulations (including regulations relating to taxes, royalties, land tenure, land use and permitting); and

  environmental protection considerations.

We cannot determine at this time whether any of the estimates will ultimately be correct.

Financing Risks

Integra will require additional funding to conduct future exploration programs on the DeLamar Project and to conduct other exploration programs. If Integra's current exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it into commercial production.  In addition, Integra has fixed payment obligations but no source of revenue.  The DeLamar Project requires reclamation work of US$1,000,000 to US$1,800,000 per year for the foreseeable future, though this number is expected to decrease over time, all of which will need to be funded by Integra from available cash.  The only sources of future funds presently available to Integra are the sale of equity capital, or the offering by Integra of an interest in its properties.  There is no assurance that any such funds will be available to Integra on acceptable terms, on a timely basis or at all.  Failure to obtain additional financing on a timely basis could cause Integra to reduce or terminate its proposed operations and otherwise could have a material adverse effect on its business.

Volatility of Commodity Prices

The development of the Company's properties is dependent on the future prices of gold and silver.  As well, should any of the Company's properties eventually enter commercial production, the Company's profitability will be significantly affected by changes in the market prices of gold and silver. Precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company's control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted) and political developments. The effect of these factors on the prices of precious metals, and therefore the economic viability of the DeLamar Project, cannot be accurately determined. The prices of gold and silver have historically fluctuated widely, and future price declines could cause the development of (and any future commercial production from) the DeLamar Project to be impracticable or uneconomic. As such, the Company may determine that it is not economically feasible to commence commercial production, which could have a material adverse impact on the Company's financial performance and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities.

Limitations on the Mineral Resource Estimates

The Mineral Resource estimates on the DeLamar Project are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified Mineral Resources will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  The estimated Mineral Resources on the DeLamar Project should not be interpreted as assurances of commercial viability or of the profitability of any future operations.  Moreover, all of the Mineral Resources are reported at an "inferred" level.  Inferred Mineral Resources have a substantial degree of uncertainty as to their existence, and economic and legal feasibility.  Accordingly, there is no assurance that Inferred Mineral Resources reported herein will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Reliance on Management

The success of the Company depends to a large extent upon its abilities to retain the services of its senior management and key personnel. The loss of the services of any of these persons could have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

No History of Earnings

Integra has no history of earnings or of a return on investment, and there is no assurance that the DeLamar Project or any other property or business that Integra may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.  Integra has no capacity to pay dividends at this time and no plans to pay dividends for the foreseeable future.

Negative Operating Cash Flow

The Company is an exploration stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future.  The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Company currently has negative cash flow from operating activities.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company's mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global gold and/or silver markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company's planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Environmental Risks and Other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations, including any proposed development of the DeLamar Project, will require the submission and approval of environmental impact assessments.  Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for noncompliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has potential to reduce the profitability of operations.

There is the potential for substances or conditions existing on the DeLamar Project that would impose obligations on the Company under environment law arising from prior mining activities.  The mine on the property has been in closure for approximately 15 years with only modest ongoing reclamation obligations remaining and Integra has no indication of any latent environmental damage.  Nevertheless, the DeLamar Project was the source of historical mining activity going back over 100 years and any undiscovered issue existing on the property from those activities would likely be the responsibility of Integra.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on Integra and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Permitting

Integra's mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities.  In particular, prior to any development of the DeLamar Project, Integra will need to receive numerous permits from appropriate governmental authorities including those relating to mining operations, occupational health, toxic substances, waste disposal, safety, environmental protection, land use and others.  There is no assurance that the Company will be able to obtain all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation.  Further, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.

Land Title

The acquisition of title to resource properties in this part of the western USA is a very detailed and time-consuming process.  No assurances can be given that there are no title defects affecting the properties in which Integra has an interest, particularly on the DeLamar Project.  The DeLamar Project includes areas with prospective exploration potential that lie on unpatented mining claims with a lengthy history of prior ownership and operations.  The DeLamar Project may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  Other parties may dispute title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by indigenous people.  Title may also be affected by undetected encumbrances or defects or governmental actions.  Integra has not conducted surveys of the DeLamar Project and the precise area and location of claims and other mineral rights may be challenged.  Integra may not be able to register rights and interests it acquires against title to applicable mineral properties.  An inability to register such rights and interests may limit or severely restrict Integra's ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Integra invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated.  Although Integra believes it has taken reasonable measures to ensure proper title to the DeLamar Project, there is no guarantee that such title will not be challenged or impaired.

Influence of Third-Party Stakeholders

The mineral properties in which Integra holds an interest, or the exploration equipment and road or other means of access which Integra intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies.  In the event that such third parties assert any claims, Integra's work programs may be delayed even if such claims are not meritorious.  Such claims may result in significant financial loss and loss of opportunity for Integra.

Insurance

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, ground or slope failures, fires, environmental occurrences and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes.  It is not always possible to obtain insurance against all such risks and Integra may decide not to insure against certain risks because of high premiums or other reasons.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Integra's properties or the properties of others, delays in exploration, development or mining operations, monetary losses and possible legal liability.  Integra expects to maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  Integra expects to carry liability insurance with respect to its mineral exploration operations, but is not expected to cover any form of political risk insurance or certain forms of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive.  Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of Integra.  If Integra is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.  The lack of, or insufficiency of, insurance coverage could adversely affect Integra's future cash flow and overall profitability.

Significant Competition for Attractive Mineral Properties

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available.  Integra expects to selectively seek strategic acquisitions in the future, however, there can be no assurance that suitable acquisition opportunities will be identified.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Integra, Integra may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  In addition, Integra's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to Integra may be limited by the number of attractive acquisition targets, internal demands on resources, competition from other mining companies and, to the extent necessary, Integra's ability to obtain financing on satisfactory terms, if at all.

Community Relationships

The Company's relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction and development of its project. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company's business, financial position and operations.

Securities of Integra are Subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Integra include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Integra at any given time may not accurately reflect the long-term value of Integra.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Integra.

Integra's Operations are Subject to Human Error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Integra's interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Integra.  These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Integra might undertake and legal claims for errors or mistakes by Integra personnel.

Conflicts of Interest

Certain directors and officers of Integra are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Integra.  Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Integra.  Directors and officers of Integra with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Currency Fluctuations

The Company's operations in the United States make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results.  The Company reports its financial results in Canadian dollars with the majority of transactions denominated in U.S. dollars.  As the exchange rates between the U.S. dollar fluctuate against Canadian dollar, the Company will experience foreign exchange gains or losses.  The Company does not use an active hedging strategy to reduce the risk associated with currency fluctuations.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of December 31, 2020 and concluded that the disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and Rule 13a-15(f) of the Exchange Act. The Company's internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Based on the criteria set forth in  Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal controls over financial reporting include:

  Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

  Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal controls over financial reporting as of December 31, 2020 and concluded that those controls were effective.

An independent consultant was engaged to assist management in assessing the effectiveness of internal controls over financial reporting. The independent consultant reported his opinion to management and to the Audit Committee and concluded that the Company's internal controls are effective.

Though the Company believes its internal safeguards over financial reporting are effective, the Company cannot provide absolute assurance.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherited limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal controls of the Company during the year-ended December 31, 2020 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Risks Relating to the Company's Status as a "Foreign Private Issuer" Under U.S. Securities Laws

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC.  Under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act'), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies.  As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.  In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.  Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements.  The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.  While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.  In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead.  The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.  As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company May Lose its Status as a Foreign Private Issuer Under U.S. Securities Laws

In order to maintain its status as a foreign private issuer, a majority of the Company's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS").  If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, the Company may lose the ability to rely upon exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

Risks Relating to the Company's Status as an "Emerging Growth Company" Under U.S. Securities Laws

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act.  The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.  These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act.  The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies.  The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions.  If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile.  On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

DELAMAR PROJECT

The bulk of the information in this section is derived from the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated September 9, 2019 (the "DeLamar Report") which was filed on October 22, 2019 with Canadian securities regulatory authorities and prepared pursuant to NI 43-101.  The DeLamar Report was prepared by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, M.M.S.A., Jeffrey L. Woods, S.M.E., M.M.S.A. and John D. Welsh, P.E.  Mr. Gustin, Mr. Weiss, Mr. Dyer, Mr. McPartland, Mr. Woods and Mr. Welsh are each a QP under NI 43-101.

Project Description, Location and Access

The DeLamar Project consists of 748 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,100 hectares in southwestern Idaho, about 80km southwest of Boise.  The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross Gold Corporation ("Kinross").  The total annual land-holding costs are estimated to be US$321,626.  All mineral titles and permits are held by DMC, an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through the DeLamar Purchase Agreement in 2017.

Of the 284 unpatented claims acquired from Kinross, 101 are subject to a 2.0% NSR royalty payable to a predecessor owner.  This royalty is not applicable to the current project Mineral Resources. There are also six lease agreements covering 26 of the patented claims and one unpatented claim that require NSR payments ranging from 2.5% to 5.0%.  One of these leases covers a small portion of the DeLamar Area Mineral Resources and one covers a small portion of the Florida Mountain Area Mineral Resources, with 5.0% and 2.5% NSRs applicable, respectively.  The property includes 1,355 hectares under six leases from the State of Idaho, which are subject to a 5.0% production royalty of gross receipts plus annual payments of US$23,252.  One of these leases has been issued and five are pending issuance.  The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain Mineral Resources.  Kinross has retained a 2.5% NSR royalty (i.e. the "Kinross Royalty") that applies to those portions of the DeLamar Area claims that are unencumbered by the royalties outlined above.  The Kinross Royalty applies to more than 90% of the current DeLamar Area Mineral Resources, but this royalty will be reduced to 1.0% upon Kinross receiving total royalty payments of $10,000,000. The Kinross Royalty was subsequently purchased by Maverix on December 19, 2019.  DMC also owns mining claims and leased lands peripheral to the DeLamar Project described above.  These landholdings are not part of the DeLamar Project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain claims and state leases.

Environmental Liabilities and Permitting

The 1977 - 1998 DeLamar mine consisted of the DeLamar mine as well as the Florida Mountain mining area. The DeLamar mine facilities, specifically the historical Sommercamp and North DeLamar open pits, incorporate essentially all the historical underground mining features (adits and dumps) in the vicinity. In the Florida Mountain Area, many historical underground mining features remain to the north of the Florida Mountain open pits and waste rock dump, and several of these historical underground mining features are located within the DeLamar property, including collapsed adits, dumps and collapsed structures. None of these features have water draining from them.

The DeLamar Project includes the following primary permits: two Plans of Operation, one with the BLM, and one with the Idaho Department of Lands ("IDL"). In addition, the DMC holds a Cyanidation Permit from the IDEQ, an Air Quality Permit from the IDEQ, a Dam Safety Permit from the Idaho Department of Water Resources and a 2015 Multi-Sector General Permit, Storm Water Permit and a Ground Water Remediation Permit from the United States Environmental Protection Agency.

Please refer to "General Development of the Business - Three-Year History" section above for further details on recent environmental and permitting work performed by Integra.

Even though a substantial amount of reclamation and closure work has been completed at the site, there remain ongoing water-management activities and monitoring and reporting. The monitoring and reporting activities include: stream water quality and benthic, air quality, the nearby land application site, and quality assurance and control. Water-management activities consist of an annual cycle of winter and spring storage and then summer and fall treatment and land application discharge. A reclamation bond of US$2,778,929 remains with the IDL and a reclamation bond of US$100,000 remains with the IDEQ.  A reclamation bond in the amount of US$51,500 has been placed with the BLM for exploration activities on public lands.

As of the date of the DeLamar Report, Integra is conducting a RC and core drilling program on patented and unpatented mining claims on the DeLamar Project.  This drilling is being undertaken under a Notification from IDL, as well as Notices filed with the BLM.  Recommendations for further work on the DeLamar Project under the DeLamar Report would require both a modification to the existing Notification, a new Notification and new Notices be filed.

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1,300,000 ounces of gold and 70,000,000 ounces of silver from 1891 through 1998, with an unknown quantity produced at the DeLamar mill in 1999, and recorded production may have occurred from 1876 to 1891. This includes an estimated 1,025,000 ounces of gold and 51,000,000 ounces of silver produced from the original DeLamar underground mine and the later DeLamar open-pit operation. At Florida Mountain, nearly 260,000 ounces of gold and 18,000,000 ounces of silver were produced from the historic underground mines and late 1990s open-pit mining.

Mining activity began in the DeLamar Project area when placer gold deposits were discovered in 1863 in Jordan Creek, just upstream from what later became the town site of De Lamar. During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, resulting in the initial settlement of Silver City. Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain. From the late 1800s to early 1900s, a total of 553,000 ounces of gold and 21,300,000 ounces of silver were reportedly produced from underground mines in the DeLamar Project property.

The mines in the district were closed in 1914 and very little production took place until the 1930s, when gold and silver prices increased. Placer gold was recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tpd flotation mill was constructed to process dumps from the DeLamar mine. The flotation mill reportedly operated until the end of 1942.

During the late 1960s, the district began to undergo exploration for near-surface, bulk-mineable gold and silver deposits and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at DeLamar Mountain, known as the DeLamar mine. In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company, and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the entire joint venture to operate the DeLamar mine with 100% ownership. NERCO was purchased by the Kennecott Copper Corporation in 1993. Two months later in 1993, Kinross acquired a 100% interest in the DeLamar mine and property, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994. Mining ceased in 1998 and milling ceased in 1999. Mine closure activities commenced in 2003; with closure and reclamation were nearly completed by 2014, including removal of the mill and other mine buildings, and drainage and cover of the tailings facility.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47,600,000 ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999. From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45,000,000 ounces of silver. This production came from a number of pits developed at the Glen Silver, Sommercamp-Regan (including North and South Wahl) and North DeLamar areas. In 1993, the DeLamar mine was operating at a mining rate of 27,216 tpd, with a milling capacity of about 3,629 tpd. In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine. The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities. Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2,600,000 ounces of silver.

Modern Historical Gold and Silver Processing and Recoveries

The most relevant mineral processing and recovery information is derived from the results of the DeLamar mine operation that began in 1977. Processing was done by crushing, grinding, and tank leaching with cyanide, followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré. Records show that from 1977 through 1992, the mill processed 11,686,000 tonnes of ore with average head grades of 1.17 grams Au/tonne and 87.1 grams Ag/tonne. During this 15-year period, the mill recovered, on average, 96.2% of the contained gold and 79.5% of the contained silver. The historical mill feed during this period included oxidized, partly oxidized, and unoxidized (sulfide) materials, but no records were found that quantify the tonnages and grades of the different oxidation material types processed or their respective gold and silver recoveries.

Historical Resource and Reserve Estimations

The estimates described in this subsection are presented herein as an item of historical interest with respect to historical open-pit mining and exploration at DeLamar. The historical estimations presented below are considered relevant because they represent an "ore reserve" that formed the basis of the initial open-pit mining, "reserves" estimated at the time of Kinross' acquisition of the mining operations, and "resources" estimated at the time of closure of the open-pit mining operations. The classification terminology is presented as described in the original references, but it is not known if they conform to the meanings ascribed to the Measured, Indicated, and Inferred Mineral Resource classifications, or Proven and Probable Mineral Reserve classifications, by the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM Definition Standards). The authors of the DeLamar Report have not done sufficient work to classify these historical estimates as current Mineral Resources or Mineral Reserves, and Integra is not treating these historical estimates as current Mineral Resources or Mineral Reserves. Accordingly, these estimates should not be relied upon.

The first reported historical "ore reserve" was presented in a 1974 feasibility study prepared by the Exploration Division of Earth Resources. A total of 4,124,000 tonnes of "ore reserves" with average grades of 142.29 grams of Ag/tonne and 1.58 grams Au/tonne, for about 18,800,000 silver ounces and 210,000 gold ounces, were estimated for the Sommercamp and North DeLamar zones.

At the time of the Kinross acquisition of the DeLamar operations and properties in 1993, the end-of-year 1992 reserves for the DeLamar mine area were estimated by Elkin (1993) at approximately 9,335,000 tonnes with average silver and gold grades of 55.86 grams Ag/tonne and 0.72 grams Au/tonne. Following the cessation of mining at the end of 1998 due to low metal prices, Kinross reported estimated Mineral Resources and no Mineral Reserves of 8,406,000 tonnes with average silver and gold grades of 32.05 grams Ag/tonne and 1.25 grams Au/tonne, respectively.

In October 2017 Integra produced an initial Mineral Resource estimate on the DeLamar Project.  The Company subsequently updated the Mineral Resource estimate in March 2018.  In June 2019, Integra completed the 2019 Technical Report, including an updated Mineral Resource estimate for the DeLamar Project, which includes the DeLamar and Florida Mountain Area deposits.  The current Mineral Resource estimates are provided under the heading "Mineral Resources" below and the PEA included in the DeLamar Report is based on this Mineral Resource estimate.

Geological Setting and Mineralization

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain. The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

The DeLamar area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings. Integra interprets the porphyritic and banded rhyolite flows and latites as composite domes and dikes emplaced along regional-scale northwest-trending structures.  At Florida Mountain, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite, and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veinlets that are individually continuous for only a few feet laterally and vertically, and of mainly less than 1.3 cm in width. This second type of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite. Vein widths vary from a few cm to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters. Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite. Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins. Gold and silver-bearing minerals are generally very fine grained.

Deposit Type

Based upon the styles of alteration, the nature of the veins, the alteration and vein mineralogy, and the geologic setting, the gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model. This model has its origins in the DeLamar - Silver City district, where it was first developed by Lindgren (1900) based on his firsthand studies of the veins and altered wallrocks in the DeLamar and Florida Mountain mines. Various vein textures, mineralization, and alteration features, and the low contents of base metals in the district are typical of what are now known as low-sulfidation epithermal deposits world-wide. The host-rock setting of mineralization at the DeLamar Project is similar to the simple model shown in the figure below, with the lower basalt sequence occupying the stratigraphic position of the volcano-sedimentary rocks shown below. The Milestone portion of the district appears to be situated within and near the surficial sinter terrace in this model.

Schematic Model of a Low-Sulfidation Epithermal Mineralizing System

Many other deposits of this class occur within the Basin and Range province of Nevada, and elsewhere in the world. Some well-known low-sulfidation epithermal gold and silver properties with geological similarities to the DeLamar Project include the past-producing Castle Mountain mine in California, as well as the Rawhide, Sleeper, Midas, and Hog Ranch mines in Nevada. The Midas district includes selenium-rich veins similar to, but much richer in calcite, than the veins known in the DeLamar Project. At both DeLamar and Midas, epithermal mineralization took place coeval with rhyolite volcanism, and shortly after basaltic volcanism, during middle Miocene time.

Exploration

Exploration work other than drilling has included IP/Resistivity surveys, airborne geophysical and hyperspectral surveys, rock and soil sampling programs, exhaustive historic data compilation, geochemistry work, cross-sectional geological modeling, and comprehensive relogging of historical drill holes.  This work assisted with modeling Mineral Resource areas and directing drilling programs.

Please refer to "General Development of the Business - Three-Year History" section above for further details on recent exploration work performed by Integra.

Drilling

As of the effective date of the DeLamar Report, the Mineral Resource database includes data from 2,718 holes, for a total of 306,078m, that were drilled by Integra and various historical operators at the DeLamar and Florida Mountain Areas.  Drilling at the DeLamar Project has continued through the effective date of the DeLamar Report, but new drill holes were not considered.

The historical drilling was completed from 1966 to 1998 and includes 2,625 drill holes for a total of 275,790m of drilling.  Most of the historical drilling was done using RC and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845m. Approximately 74% of the historical drilling was vertical, including all historical conventional rotary holes.

Integra commenced drilling in February 2018. Please refer to "General Development of the Business - Three-Year History" section above for further details on recent drilling.

Of the historical holes for which the drilling method is known, 602 of the DeLamar Area holes were drilled by RC, 438 by conventional rotary and 60 were core holes. 74% of the historical holes in the DeLamar Area were vertical. At Florida Mountain, 961 of the historical holes were drilled by RC methods, 58 by conventional-rotary methods and 46 by diamond core methods; less than 10% of the historical holes were vertical. None of the conventional rotary holes were angled in either area. A combined total of 106 holes were drilled using core methods for a total of 10,822m, or 3.9% of the overall meterage drilled. The median down-hole depth of all historical holes in the DeLamar Area is 91 m, and the median depth in the Florida Mountain Area is 123m.

Down-hole lengths of gold and silver intercepts derived from vertical holes, which were almost exclusively historical holes, can significantly exaggerate true mineralized thickness in cases where steeply dipping holes intersect steeply dipping mineralization, for example in portions of the Sommercamp area. This effect is entirely mitigated by the modelling techniques employed in the estimation of the current Mineral Resources, however, which constrain all intercepts to lie within explicitly interpreted domains that appropriately respect the known and Inferred geologic controls and mineralized thickness as evident from the drill data.

The overwhelming majority of sample intervals in the DeLamar and Florida Mountain databases have a down-hole length of 1.52m (five feet). This sample length is considered appropriate for the near-surface style of mineralization that characterizes the current Mineral Resources at both the DeLamar and Florida Mountain Areas.

The historical portions of these databases were originally created by the authors using original DeLamar mine digital database files, and this information was subjected to various verification measures by both the authors of the DeLamar Report and Integra. The Integra portion of the drill-hole databases was directly created by the authors of the DeLamar Report using original digital analytical certificates in the case of the assay tables, or it was checked against original digital records in the case of the collar and down-hole deviation tables. Through these and other verification procedures, the authors have verified that the DeLamar Project data as a whole are acceptable as used in the DeLamar Report.

Sampling, Analysis and Data Verification

Historical Sampling, Analysis and Data Verification

The authors of the DeLamar Report are not aware of sample-preparation procedures or sample-security protocols employed prior to the start-up of open-pit mining operations in 1977, although report that further detailed reviews of historical documentation may yield such information in the future.

According to one historical report from 1993, sample preparation procedures at the mine laboratory had remained relatively constant up to the date of such ore-reserve report. Drill cuttings were split at the drill site to obtain samples weighing approximately 4.5 kg. When received at the mine laboratory, the samples were dried and crushed to -10 mesh.  Splits of 150 mm volumes were then pulverized to pulps with 90% passing 100 mesh.  At the date of the 1993 report, one-assay-ton (30-g) aliquots were taken from these pulps for assaying. The authors of the DeLamar Report are unaware of any specific sample-security protocols undertaken during the various drilling programs at the DeLamar Project.

Until 1988, in-house assays were done by MIBK AA methods.  From approximately 1988 through to the end of the open-pit mining operations, all analyses by the mine laboratory were completed using standard fire-assay methods.

Integra Sampling, Analysis and Data Verification

Integra's RC and core samples were transported by the drilling contractor or Integra personnel from the drill sites to Integra's logging and core cutting facility at the DeLamar mine on a daily basis. The RC samples were allowed to dry for a few days at the drill sites prior to delivery to the secured logging and core-cutting facility.

The 2018 and 2019 core sample intervals were sawn lengthwise mainly into halves after logging and photography by Integra geologists and technicians in the logging and sample storage area. In some cases, the core was sawed into quarters. Sample intervals for either ½ or ¼ core were placed in numbered sample bags and the remainder of the core was returned to the core box and stored in a secure area on site. Core sample bags were closed and placed in a secure holding area awaiting dispatch to the analytical laboratory.

All of Integra's rock, soil and drilling samples were prepared and analyzed at American Assay Laboratories ("AAL") in Sparks, Nevada. The soil samples were screened to -80 mesh for multi-element analysis at AAL.

For rock and soil samples, gold was determined by fire-assay fusion of 60-g aliquots with an inductivity coupled plasma optical-emission spectrometry ("ICP") finish. Silver and 44 major, minor and trace elements were determined by ICP and mass spectrometry ("ICP-MS") following a 5-acid digestion of 0.5-gram aliquots. Rock samples that assayed greater than ten grams per tonne gold ("g Au/t") were re-analyzed by fire-assay fusion of 30-gram aliquots with a gravimetric finish. Samples with greater than 100 grams per tonne silver ("g Ag/t") were also re-analyzed by fire assay fusion of 30-g aliquots with a gravimetric finish. Some rock samples were analyzed for gold using a metallic-screen fire assay procedure.

RC and core samples were crushed to a size of -6 mesh and then roll-crushed to -10 mesh. One-kg splits of the -10-mesh materials were pulverized to 95% passing -150 mesh. 60-g aliquots of the one-kg pulps were analyzed at AAL for gold mainly by fire-assay fusion with an ICP finish. Silver and 44 major, minor and trace elements were determined by ICP and ICP-MS following a 5-acid digestion of 0.5-g aliquots. Samples that assayed greater than ten g Au/t were re-analyzed by fire-assay fusion of 30-g aliquots with a gravimetric finish. Samples with greater than 100 g Ag/t were also re-analyzed fire assay fusion of 30-g aliquots with a gravimetric finish. Selected RC samples were analyzed for gold using a metallic-screen fire assay procedure.

Integra Quality Assurance/Quality Control Programs

Coarse blank material, certified reference materials ("CRMs") and RC field duplicates were inserted into the drill-sample streams as part of Integra's QA/QC procedures. The coarse blank material consisted of basalt that was inserted approximately every tenth sample. Commercial CRMs were inserted as pulps at a frequency of approximately every tenth sample.

Check assays of original sample-pulps, which are also part of Integra's QA/QC program, have not been completed.

Data Verification

The authors of the DeLamar Report concluded that the results from Integra's QA/QC procedures generally met normal performance thresholds, with the exception of results of coarse blank sample testing of silver yielding in a high failure rate.  Possible explanations for the extreme failure rate according to the authors of the DeLamar Report include: (i) the coarse blank material was not barren with respect to silver; and (ii) the reported detection limit of the silver analyses is inaccurately low.  In any case, they concluded the silver failures were not of a magnitude that would be material to the DeLamar Project.  Coarse blank sample testing of gold yielded a low failure rate.

The authors have verified that the DeLamar Project data are acceptable to support the estimation and classification of the Mineral Resources reported in the DeLamar Report.

See "General Development of the Business - Three-Year History" above for sampling and QA/QC procedure on recent drilling performed by Integra.

Mineral Processing and Metallurgical Testing

Qualitative mineral processing and recovery information is derived from the results of the DeLamar mine operation that began in 1977, as well as testing conducted prior to mining operations. Processing was done by crushing, grinding, and tank leaching with cyanide, followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré. Records show that from 1977 through 1992, the mill processed 11,686,000 tonnes of ore with average head grades of 1.17 g Au/t and 87.1 g Ag/t. During this 15-year period, the mill recovered, on average, 96.2% of the contained gold and 79.5% of the contained silver.  The historical mill feed during this period included oxidized, partly oxidized, and unoxidized (sulfide) materials, but MDA has not found records that quantify the tonnages and grades of the different oxidation material types processed, or their respective gold and silver recoveries.

Available results from ongoing metallurgical testing by Integra, at McClelland Laboratories (2018-2019) have been used to select preferred processing methods and estimate recoveries for oxide and transitional material types from both the DeLamar and Florida Mountain deposits, as well as unoxidized (sulfide) material type from the Florida Mountain deposit.  Metallurgical testing has also been conducted on unoxidized (sulfide) material from the DeLamar deposit, but that testing has not yet progressed to the level required for processing of that material to be included in the PEA included in the DeLamar Report.

Samples used for this 2018-2019 testing, primarily composites of 2018 and 2019 drill core, were selected to represent the various material types contained in the current Mineral Resources from both the DeLamar and Florida Mountain deposits.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.  In general, test results indicate that materials from each of the DeLamar and Florida Mountain deposits can most usefully be evaluated by considering the oxidation state (oxidized, transitional, or unoxidized).

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit have shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation.  Testing on drill core composites from the Florida Mountain deposit has shown that the unoxidized material from that deposit is not amenable to heap leach cyanidation but can be leached using cyanide after grinding.  The Florida Mountain unoxidized material also responds well to bulk sulfide flotation treatment, and the resulting flotation concentrate is amenable to agitated cyanide leaching.  Highest recoveries from the Florida Mountain unoxidized material were obtained by grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.

Available metallurgical test results indicate that gold recoveries in the range of 75% to 80%, and silver recoveries of about 30%, can be expected from the DeLamar deposit oxide and transitional material types, by heap leaching at a crush size of 80% -13 mm.  Agglomeration pretreatment of this material is currently planned, because of the potential for processing of some materials with elevated clay content.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.3 - 0.4 kg NaCN/tonne).

In the case of the Florida Mountain deposit oxide and transitional material types, gold recoveries of 85% to 90%, and silver recoveries of about 40%, are expected for heap leaching at an 80% -38 mm feed size.  Agglomeration pretreatment is not considered to be necessary for these material types.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.4 kg NaCN/tonne).

Planned processing of the Florida Mountain deposit unoxidized material type includes grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.  Expected recoveries are about 90% gold and 80% silver.  Cyanide consumption for the concentrate leaching is expected to be equivalent to about 0.2 kg NaCN/tonne, on a mill feed basis.

In the case of the unoxidized material from the DeLamar deposit, 2018-2019 testing has shown that this material type is not amenable to heap-leach cyanidation and is highly variable with respect to response to grinding followed by agitated cyanidation.  Reasons for the generally poor and highly variable grind-leach recoveries from this material type are poorly understood at present.  Additional testing and mineralogy studies are in progress to gain a better understanding of the observed variability in recoveries.  Further testing is also planned to better define what portion of the DeLamar deposit unoxidized material type might be economically processed by simple grind-leach processing.  Metallurgical testing has also shown that the DeLamar deposit unoxidized material generally responds well to upgrading by gravity and flotation processing.  Testing to evaluate subsequent processing of the resulting concentrate is in progress, but has not been completed as of the effective date of the DeLamar Report.  It is expected that flotation concentrate produced from a significant portion of the DeLamar deposit unoxidized materials will not be amenable to agitated leach (cyanidation).  It is expected that for these flotation concentrates, some form of oxidative pre-treatment (such as pressure oxidation or roasting) will be required to maximize gold recovery by cyanidation.  Alternatively, these concentrates could be shipped off site for toll processing.

See "General Development of the Business - Three-Year History" above for the Company's 2020 metallurgical test work.

Mineral Resources

The Mineral Resource estimations for the DeLamar Project were completed under the supervision of Michael M. Gustin, C.P.G., a QP with respect to Mineral Resource estimations under NI 43-101.

The DeLamar Project Mineral Resources have been estimated to reflect potential open-pit extraction and processing by a combination of heap leaching, milling / agitated leaching, and flotation.  To meet the requirement of the in-pit Mineral Resources having reasonable prospects for eventual economic extraction, pit optimizations for the DeLamar and Florida Mountain deposit areas were run using the parameters summarized in tables below.

The pit shells created using these optimization parameters were applied to constrain the DeLamar Project Mineral Resources of both the DeLamar and Florida Mountain deposit areas.  The in-pit Mineral Resources were further constrained by the application of a gold-equivalent cutoff of 0.2 g/t to all model blocks lying within the optimized pits that are coded as oxidized or transitional, and 0.3 g/t for blocks coded as unoxidized. Gold equivalency, as used in the application of the Mineral Resource cutoffs, is a function of metal prices and metal recoveries, with the recoveries varying by deposit and oxidation state (see tables above). These variables, combined with the estimated gold and silver grades, are used to calculate a gold-equivalent grade for every block in the model.  An example of the calculation of the gold-equivalent grade ("g AuEq/t") of an unoxidized block from the Florida Mountain Mineral Resource model is as follows:

g AuEq/t = g Au/t + (g Ag/t ÷ ((1,400 x 0.86) ÷ (18 x 0.63))

where "g Au/t" and "g Ag/t" are the estimated gold and silver block-diluted grades, respectively, and the other parameters are the metal prices and recoveries.  The gold-equivalent grades are calculated for each block for the sole purpose of applying the 0.2 and 0.3 g AuEq/t cutoffs to the appropriate materials within the optimized pits, as described above.

The total DeLamar Project Mineral Resources, which include the Mineral Resources for both the DeLamar and Florida Mountain areas, are summarized below. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

1. Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits.

2. The effective date of the Mineral Resource estimate is May 1, 2019.

3. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content.

The gold and silver Mineral Resources for the DeLamar and Florida Mountain areas are reported separately below.

1. Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits.

2. The effective date of the DeLamar Mineral Resource estimate is May 1, 2019.

3. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content.

1. Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits.

2. The effective date of the Florida Mtn Mineral Resource estimate is May 1, 2019.

3. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content.

Mining Operations

As set out in the DeLamar Report, Integra proposes to undertake open-pit mining of the DeLamar and Florida Mountain deposits.  The processing of Florida Mountain and DeLamar deposit oxide and transition Mineral Resources would be completed by heap leach, while unoxidized Florida Mountain deposit Mineral Resources would be milled using floatation followed by cyanidation of the concentrates on site.  Leach material would be processed at 27,000 tpd and mill material would be processed at 2,000 tpd.  Processing of the DeLamar deposit material will require crushing and agglomeration prior to heap leaching.

The designs include an inner-ramp slope of 45°.  DeLamar deposit pit designs utilized five pit phases to establish a mining sequence and Florida Mountain deposit pit designs were completed using three pit phases.

Waste management facility designs were created for the PEA to contain the waste material mined from both the DeLamar and Florida Mountain Areas.  Some waste material may also be stored in the form of backfill where and when space is available, although this has not been assumed for the PEA.

Integra would initially leach Florida Mountain deposit material, followed by DeLamar deposit leach material starting in year five.  Florida Mountain deposit unoxidized material would be stockpiled until the flotation mill is constructed.  The 2,000 tpd mill would commence operations in year three and operate at a rate of 720,000 tonnes per year until unoxidized material is exhausted.

The total project mining rate starts at 2,000 tpd and increases to a life-of-mine maximum of 90,000 tpd in later years.

The PEA has assumed owner mining in order to keep operating costs lower than it would be with contract mining. Integra anticipates 136-tonne capacity haul trucks loaded by hydraulic shovels.

Processing and Recovery Operations

In the PEA it is contemplated that two process methods for the recovery of gold and silver would be used:

1. Lower-grade oxide and transition materials from both DeLamar and Florida Mountain deposits will be processed by crushed-ore cyanide heap leaching with stacking on a central heap leach by conveyor, followed by Merrill-Crowe zinc precipitation.

2. Higher-grade unoxidized material from Florida Mountain deposit will be processed using grinding followed by gravity and flotation concentration, with the concentrates processed by regrinding, agitated-cyanide leaching, counter-current decantation ("CCD"), and Merrill-Crowe zinc precipitation. Flotation tailings will be thickened, filtered, and dry stacked at the tailings storage facility.  Concentrate-leach tailings will be added to the heap-leach circuit for further recovery of gold and silver.

Both Florida Mountain and DeLamar deposit oxide and transition material types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in two stages to a nominal 100 mm size at a rate of 27,000 tpd.  Initially, for the Florida Mountain deposit materials, the product of the secondary circuit will be a nominal size of 38 mm.  Transitioning to DeLamar deposit material types will require the addition of a tertiary crushing circuit with tertiary screens and cone crushers operating in closed circuit to produce a nominal 13-mm product followed by cement agglomeration.  Lime will be added to the crushed material for pH control at a dosage of 1 kg/tonne.  Cement will be added at 3 kg/tonne for agglomeration as required.

Crushed and prepared material will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The zinc precipitate will be filtered, dried, and smelted to produce a precious metal doré product for shipment off site.

Gold and silver recoveries are expected to be 90% and 40%, respectively, for the Florida Mountain deposit oxide heap-leach material.  The DeLamar deposit oxide recoveries used in the DeLamar Report are 80% for gold and 30% for silver.  Cyanide consumptions for the oxide material types are 0.4 kg/tonne and 0.3 kg/tonne for Florida Mountain and DeLamar deposits, respectively.

Transition material gold recoveries are projected to be 85% for the Florida Mountain deposit and 75% for the DeLamar deposit.  Silver recoveries for the transition material are projected to be 40% and 30% for the Florida Mountain and DeLamar deposits, respectively.

Higher-grade Florida Mountain deposit unoxidized material will be processed by crushing, grinding, gravity, and flotation concentration, followed by cyanide leaching of the concentrates using CCD and Merrill-Crowe precipitation.  This circuit is scheduled to operate at a nominal production rate of 2,000 tpd.  For this process, the final crusher product will have a nominal particle size of 6 mm and will be fed to the ball mill via two belt feeders at a nominal material production rate of 88 tonnes per hour.  The ball mill discharge will be pumped to a set of two hydrocyclones, one operating and one standby, with the cyclone overflow reporting to the flotation conditioning tank.  The cyclone underflow will report to a centrifugal gravity concentrator.  Concentrator reject then reports back to the ball mill for additional grinding.  The gravity concentrate will report to the concentrate regrind mill for subsequent processing in the leach circuit. Recoveries from the Florida Mountain deposit milling/concentrator circuit are expected to be 90% for gold and 80% for silver.  Sodium cyanide and lime consumptions are both expected at 0.2 kg/tonne of material feed.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Electrical power will be supplied by Idaho Power and transmitted to the DeLamar Project via improvements to existing transmission and power lines capable of delivering up to 20MW.  The improvements include substation and transmission line upgrades from the Caldwell substation to the DeLamar Project tap along Highway 234.  The powerline from the DeLamar Project tap to the mine site does not need to be upgraded.

The heap-leach facility will be located between DeLamar and Florida Mountain deposits.  The crusher is to be located along the haul road between the two deposits.  Conveyors will transport material from the crushing facility to the leach pad.  West of the heap-leach pad will be the processing facilities for processing of pregnant fluids coming off of the leach pad.  Retention ponds will also be located to the west of the pad.  The processing facilities and the ponds will be located down-stream from the leach pad to facilitate fluid handling.

The heap-leach pad for Florida Mountain phase 1 material will be a valley fill located approximately 3 km north of the open pit and 600 m west of the crusher.  Pad construction will consist of removing growth media, followed by earthwork grading to achieve uniform contours to apply lining and solution collection systems.  The lining system will generally consist of a composite liner with high density polyethylene ("HDPE") placed over a compacted clay under-liner.  Perforated pipes will be located immediately above the HDPE liner to collect the metal laden leach solutions and convey them to the downstream toe of the heap where they will be collected in a head tank for pumping to the processing facilities.  Leak detection will be installed beneath the lining system to collect any seepage in the event that any leaks should occur in the composite lining system.  All solutions containing cyanide will be transported in double-lined pipe to minimize the possibility of spills from pipe rupture.

The heap-leach pad is scheduled to be constructed in two phases - the first phase during preproduction and the second phase in year 3.  Material will be crushed and stacked on the heap with conveyors.  The overland and portable conveyors will be installed in phase 1.  Phase 2 construction doubles the area of the combined lining system.  The phase 2 expansion will be sufficient to provide capacity for the estimated heap-leach Mineral Resources from both Florida Mountain and DeLamar deposits.

Tailings disposal will involve stacking dewatered (filtered) tailings into a valley fill site approximately 500 m north of the processing facilities.

Mine site personnel requirements range from 131 during pre-production (plus construction personnel) to a maximum of 356 in year 5.

Environmental Studies

Integra has contracted qualified third party(ies) to perform environmental adequacy reviews of all available existing environmental baseline reports and data compiled from 1979 through present. Additionally, two environmental impact statements (each, an "EIS") completed prior to 1982 by previous operators for the site were approved.

Integra intends to conduct technical adequacy audits of all existing environmental information, and to develop individual work plans for supplemental studies to support permitting and development planning.

Eventually, a BLM interdisciplinary team will review and approve the environmental baseline work plans for these studies. The BLM interdisciplinary team is specifically organized to oversee these environmental studies, which would be a key element of an EIS. It is comprised of highly qualified specialists in each of the resources categories, such as water, air, land, cultural, etc. Initial supplemental baseline studies for surface and ground water, wetlands and vegetation is scheduled to commence in the summer of 2020. Geotechnical and geochemical fieldwork commenced during the 2019 season.

The environmental baseline program for all major resource categories would likely continue through 2022 to allow a "full and fair" discussion of all potentially significant environmental impacts of an EIS.

Permitting

Approval of any Final Plan of Operations/Reclamation Plan for the DeLamar Project requires an environmental analysis under NEPA.  NEPA requires federal agencies study and consider the likely environmental impacts of the proposed action before taking whatever federal action is necessary for the DeLamar Project to proceed.

The EIS serves as an "overarching" federal permit requirement, as well as that of at least three other likely federal authorizations being: (i) IPDES Permit for water discharge; (ii) USACE 404 Dredge and Fill Permit; and (iii) ESA Biological Opinion.

The EIS Record of Decision ("ROD") effectively drives the entire permitting process timeline. These important clearances cannot be obtained without a favorable ROD.

Several other federal, state and local county authorizations and/or permits will be required.

Please refer to "General Development of the Business - Three-Year History" section above for details on recent permitting activities.

Social and Community

The DeLamar Project is located in rural Owyhee County, close to the Oregon border. The closest substantial community is Jordan Valley, in Malheur County Oregon. This community is primarily an agricultural based economy. However, when the mine previously operated in the 1980s and 1990s many of the employees lived in Jordan Valley.

Please refer to "General Development of the Business - Three-Year History" section above for details on recent social activities.

Capital and Operating Costs

Capital Costs

The table below summarizes the estimated LOM capital costs for the DeLamar Project.  The LOM total capital costs are estimated at US$270,300,000, including US$161,000,000 in pre-production and US$109,300,000 for sustaining capital.

(1) Capital costs include contingency and EPCM costs.

(2) Working capital is returned in year 11.

(3) Cash deposit = 30% of bonding requirement.  Released once reclamation is completed.

(4) Salvage value for mining equipment and plant.

(5) Reclamation costs listed here are treated as operating costs in the economic evaluation.

Operating Costs

The table below shows the estimated LOM operating costs for the DeLamar Project, which are estimated to be US$7.82 per tonne processed.  This includes mining costs which are estimated to be US$2.00 per tonne mined.  The total cash cost is estimated to be US$619 per oz of gold equivalent and all-in sustaining costs are estimated to be US$742 per oz of gold equivalent.

Financial Performance

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves.  There is no certainty that the economic results of the PEA will be realized.

Set forth below is the estimated NPV, IRR and payback period.

Exploration and Development

Please see "General Development of the Business - Trends and Outlook" section above for further details on the Company's current and contemplated exploration and development activities.

DIVIDENDS AND DISTRIBUTIONS

Integra has not paid any dividends on its Common Shares since incorporation and currently intends to retain future earnings, if any, to finance further business development.  The declaration of dividends on Common Shares earnings, capital requirements, operating and financial condition and a number of other factors that the Board considers to be appropriate.  There are no restrictions on the ability of Integra to pay dividends in the future.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company's authorized capital stock consists of an unlimited number of Common Shares, of which 54,796,910 Common Shares are issued and outstanding as of the date of this AIF.

All of the issued Common Shares rank equally as to voting rights, participation and a distribution of Integra's assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Integra.  Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the Board and, upon liquidation, to receive such portion of the assets of Integra as may be distributable to such holders. There are currently no other series or class of shares which rank senior, in priority to, or pari passu with the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

As of the date of this AIF, the Company does not have outstanding warrants.

Options, RSUs & DSUs

The Company's equity compensation plan permits the Board to grant to directors, officers, consultants and employees of the Company share options to purchase from the Company a designated number of authorized but unissued Common Shares up to but not exceeding 10% of the issued and outstanding Common Shares, less any Common Shares reserved for issuance under share options granted under share compensation arrangements other than the equity compensation plan, at any point in time. The Company's equity compensation plan also permits the Board to grant a fixed number of restricted share units ("RSUs") or deferred share units ("DSUs"). As of the date of this AIF, there were 4,768,296 options to acquire Common Shares, 358,203 RSUs and 87,500 DSUs outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

Integra's Common Shares were listed on the TSX-V in November 2017 under the symbol "ITR".  The Company's Common Shares commenced trading in the United States on the OTCQB in January 2018 under the stock symbol "IRRZF" and were subsequently listed on the OTCQX in May 2018. On July 31, 2020, the Company began trading on the NYSE American under the symbol "ITRG". The Company ceased trading on the OTCQX concurrently with the NYSE American listing. The Company continues to list on the TSX-V under the trading symbol "ITR".

The following tables sets forth trading information for the Common Shares on the TSX-V on a monthly basis since January 2020.

	Price Range		TSX-V
Month	High C$	Low C$	Monthly Trading Volume
January 2020(1)	3.350	2.775	1,233,711
February 2020(1)	3.475	2.250	1,458,985
March 2020(1)	2.975	1.525	1,891,546
April 2020(1)	3.050	1.900	1,206,292
May 2020(1)	3.675	2.850	1,273,290
June 2020(1)	4.875	3.250	1,752,898
July 2020(1)	5.900	4.575	2,812,369

August 2020	5.650	4.330	2,452,430
September 2020	5.190	4.110	1,609,327
October 2020	4.680	4.110	1,193,679
November 2020	4.870	4.150	1,711,900
December 2020	5.160	4.210	1,205,730
January 2021	5.120	4.140	979,001
February 2021	4.490	3.950	1,123,181
March 2021(2)	4.230	3.960	356,850

Notes:

(1) Price and volume has been adjusted for July 9, 2020 Consolidation.

(2) March 1 - 11, 2021.

The following tables sets forth trading information for the Common Shares on the NYSE American on a monthly basis since July 31, 2020.

	Price Range		NYSE American
Month	High US$	Low US$	Monthly Trading Volume
July 2020(1)	5.550	4.130	183,332
August 2020	4.690	3.300	2,173,215
September 2020	3.990	3.060	2,794,830
October 2020	3.560	3.090	1,473,532
November 2020	3.790	3.150	1,631,972
December 2020	3.920	3.700	1,648,467
January 2021	3.410	3.250	1,787,925
February 2021	3.370	3.150	1,779,313
March 2021(2)	3.370	2.830	576,605

Notes:

(1) The Common Shares commenced trading on the NYSE American on July 31, 2020.

(2) March 1 - 11, 2021.

PRIOR SALES

The Company issued the following securities which are not listed or quoted on a marketplace during the year ending December 31, 2020:

Security	Date of Issue	Aggregate Number Issued	Exercise Price
Options(1)	March 16, 2020	80,000	$1.95
Options(2)	September 22, 2020	40,000	$4.51
Options(3)	October 5, 2020	40,000	$4.42
Options(4)	December 15, 2020	290,729	$4.71
RSUs(5)	December 15, 2020	358,203	$4.71
DSUs(6)	December 15, 2020	87,500	$4.71

Notes:

(1) These were issued to two new employees of the Company.

(2) These were issued to a new employee of the Company.

(3) These were issued to a new employee of the Company.

(4) These were issued to consultants, executives and directors of the Company.

(5) These were issued to employees and executives of the Company.

(6) These were issued to directors of the Company.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names and province or state of residence of the directors and executive officers of Integra, their present position(s) and offices within Integra, their principal occupations during the last five years and their date of appointment.

All directors of Integra have been elected or appointed to serve until the next annual meeting of shareholders of Integra, subject to earlier resignation or removal.

As at the date of this AIF, Integra's directors and executive officers beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 3,199,538 Common Shares of Integra, representing approximately 5.8% of the issued and outstanding Common Shares.

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
George Salamis(4) British Columbia, Canada	President, CEO and Director	CEO of Integra, August 2017 to present; Executive Chairman of Integra Gold, May 2013 to July 2017	February 28, 2018
Stephen de Jong(1)(2)(3) British Columbia, Canada	Chairman	CEO of VRIFY Technology Inc., November 2017 to present; CEO of Integra Gold July 2012 to July 2017	August 17, 2017
David Awram(1)(2)(3)(4) British Columbia, Canada	Director	Senior Executive Vice President of Sandstorm Gold Ltd. (a public royalty company), January 2013 to present	November 3, 2017
Timo Jauristo(2)(3)(4) New South Wales, Australia	Director	Strategic Advisor at Canaccord Genuity, August 2016 to March 2019; Executive Vice-President of Goldcorp Inc., July 2009 to September 2014	February 28, 2018
Anna Ladd-Kruger (1)(4) British Columbia, Canada	Director

CFO of McEwen Mining Inc. (a public mining company), September 2020 to present; CFO and VP, Corporate Development of Excellon Resources Inc. from June 2019 to September 2020; CFO of Trevali Mining Corp. from April 2011 to May 2018

December 13, 2018
C.L. "Butch" Otter(4) Idaho, United States	Director	Former Governor of the State of Idaho from 2007 to 2019	September 16, 2019
Carolyn Clark Loder (5) Arizona, United States	Director	Manager, Mineral Rights & Public Lands of Freeport-McMoRan Copper & Gold from September 2013 to September 2020	February 24, 2021
Andree St-Germain British Columbia, Canada	CFO, Corporate Secretary	CFO of Integra, August 2017 to present; CFO of Integra Gold, March 2017 to July 2017; CFO of Golden Queen Mining, September 2013 to March 2017	N/A

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Max Baker Nevada, United-States	Vice President Exploration	VP Exploration of Integra, October 2017 to present; President and CEO of Gunpoint Exploration Limited, 2007 to 2014	N/A
Timothy D. Arnold Nevada, United-States	COO

COO of Integra from November 2019 to present; VP of Project Development of Integra, January 2019 to November 2019; Vice President of Operations of Pershing Gold Corp of Pershing Gold, January 2017 to January 2019. Senior Mining Consultant at Barr Engineering from March 2016 to January 2017. Vice President Operations of Nevada Copper Corp from October 2013 to March 2016.

N/A
Joshua Serfass Colorado, United States	Executive Vice President, Corporate Development and Investor Relations

Executive VP of Corp Dev and IR of Integra, December 2020 to present; VP of Corp Dev and IR of Integra, January 2018 to December 2020; Director, Corporate Communications for Integra Gold, May 2012 to July 2017

N/A

1. Member of the Audit Committee.

2. Member of the Nomination and Corporate Governance Committee.

3. Member of the Human Resources and Compensation Committee.

4. Member of the Technical, Safety, Environment and Sustainability Committee.

5. Ms. Loder joined the Board of Directors on February 24, 2021.

Director and Management Biographies

The following are brief biographies of the executive officers and directors of Integra:

George Salamis, Age: 54 - Director, President and CEO.

Mr. Salamis has over 25 years of experience in the mining and resource exploration industry. Mr. Salamis has been involved in over $1.4 billion of M&A transactions, either through assets sales or his involvement with junior mining companies. Mr. Salamis was most recently Executive Chairman of Integra Gold which was sold to Eldorado Gold Corporation for $590 million. Mr. Salamis co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives that encouraged innovation and technology disruption in the mining industry. Mr. Salamis is a sought after speaker on mining innovation. Mr. Salamis holds a Bachelor of Science Degree in Geology from University of Montreal - École Polytechnique and has had a successful career in mining and exploration. Mr. Salamis has discovered, financed, built, managed or sold more than 5 major minerals deposits around the World. He began his career working for two major mining companies (Placer Dome and Cameco Corp) over a 12-year period before transitioning into mineral exploration and junior mining in 2001. Mr. Salamis is currently a director at Contact Gold Corp, Newcore Gold Ltd. and Edgewater Exploration.

Stephen de Jong, Age: 37 - Chairman.

Mr. de Jong is the CEO of VRIFY Technology and has over 10 years of experience in the mining industry. Mr. de Jong was most recently the President and CEO of Integra Gold from 2012 until its sale to Eldorado Gold Corporation in July 2017 for $590 million. Under his leadership at Integra Gold, Mr. de Jong attracted a high-calibre team of geologists, engineers, entrepreneurs and consultants that advanced the Integra Gold's Lamaque project from an exploration property to a near-term production asset. He was instrumental in raising over $150 million during one the most challenging times in the mining sector. Mr. de Jong is set on transforming the mining industry using high-tech and highly-connected methods, and co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives. Mr. de Jong holds a Bachelor of Commerce degree from Royal Roads University and is also a director of Sun Peak Metals Corp.

David Awram, Age: 48 - Director.

Mr. Awram was Executive Vice President of Sandstorm Gold Ltd. from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia. Mr. Awram is a director of Sandstorm Gold, Sun Peak Metals Corp and Pucara Gold Ltd.

Timo Jauristo, Age: 63 - Director.

Mr. Jauristo has over 35 years' experience in the mining and exploration industry. In his time as Executive Vice-President with Goldcorp Inc. from July 2009 to September 2014, and 15 years (until 2005) with Placer Dome in a range of operating and corporate roles, he was involved in or led numerous transactions, buying and selling assets in almost all of the of the world's major gold producing regions. During and since his time with Goldcorp, he has served as a director for a number of exploration, development and operating companies. Prior to 1997, Timo was involved in exploration and development for various commodities throughout Australia, and in Indonesia, China, Spain, various south-east Asian and African countries. Between 2005 and 2009, he served as CEO of two junior companies (Zincore Metals Inc. and Southwestern Resources Corp.) with assets in Peru and China. He has a Bachelor of Applied Science in applied Geology from the Queensland University of Technology. He also holds a graduate diploma in finance from the Securities Institute of Australia, and is a MAusIMM.

Anna Ladd-Kruger, Age: 51 - Director.

Ms. Ladd-Kruger is currently the CFO of McEwen Mining Inc. Prior to joining McEwen, Ms. Ladd-Kruger was the CFO and VP Corporate Development for Excellon Resources, where she led the turnaround of their corporate and site operations finance team, processes and systems. She was also integral to their successful acquisition of Otis Gold. Prior to that, Ms. Ladd-Kruger also served as Chief Financial Officer of Trevali Mining Corporation, a zinc-focused, base metals mining company with four commercially producing operations in Africa, Canada and Peru. Anna was recruited as part of the executive management team to grow the company from junior exploration to a mid-tier base metals producer that reached over $1 billion market capitalization on the TSX. She has raised over $1 billion dollars in debt and equity throughout her career in the mining sector. Anna has also served as the Chief Financial Officer on a number of Canadian publicly listed junior mining companies and began her career as a Senior Financial Analyst for Vale S.A.'s Thompson and Sudbury Canadian operations before joining Cache Coal Corporation as Mine Controller and then Kinross Gold Corporation as their North American Group Controller.

Ms. Ladd-Kruger is a director of Excellon Resources. She is a Certified Public Accountant (CPA, CMA), and holds a Masters in Economics and Bachelor of Commerce from Queen's University and the University of British Columbia.

C.L. "Butch" Otter, Age: 79 - Director.

Former Governor C.L. "Butch" Otter is an American businessman and politician who served as the 32nd Governor of Idaho from 2007 to 2019. He was elected in 2006 and re-elected in 2010 and 2014. Governor Otter served as lieutenant governor for 14 years from 1987 to 2001, and in the United States Congress from the first district of Idaho from 2001 to 2007. When Governor Otter left office in January 2019, he was the longest-serving governor in the United States whose time in office had ran consecutively, at 12 years. Governor Otter's election win in 2014 was his tenth consecutive victory.

Before devoting his career to full-time politics, Governor Otter spent more than 30 years as a business leader, including 12 years as President of Simplot International. Mr. Otter is currently a director at First Cobalt Corp.

Carolyn Clark Loder, Age: 68 - Director.

Ms. Loder possesses more than 30 years of senior professional experience in the public and private sectors in Mining, Mineral Rights Management, Land Management and Tribal Relations in the United States. She served as President of Sonora Mining Corporation and Vice President of the Sonora Mining Corporation/Jamestown Mine Joint venture between Northgate Exploration and Pathfinder Gold (Cogema). The Jamestown Mine was North America's largest gold flotation facility. She served two terms as President of the California Mining Association, the first woman President in its hundred-year history. She headed up Minerals Rights and Public Lands for Freeport-McMoRan, the world's largest publically traded copper producer and headed up Mineral Rights and Tribal Relations for LafargeHolcim, the world's largest cement manufacturer. Three Secretary of Interior's appointed her to the federal Bureau of Land Management Resource Advisory Council. She served for nine years on their Council and served as Vice-Chair and Chair of the Council's Mining Sub-Committee.

Ms. Loder served on the Board of Directors as an Independent Director of Neutron Energy and currently serves on the Board of K2 Gold Corp. as an Independent Director.

Ms. Loder holds a M.L.S. Degree in Indian Law from the Sandra Day O'Connor School of Law, Arizona State University and a Master's Degree in Physical Geography with Highest Honors from California State University, Fresno.

Andrée St-Germain, Age: 41 - CFO and Corporate Secretary.

Ms. St-Germain is an experienced mining finance executive with an extensive background in banking, mining finance and financial management. She began her career in investment banking for Dundee Capital Markets Inc. As an investment banker, Ms. St-Germain worked exclusively with mining companies on M&A advisory and financing. In 2013, Ms. St-Germain joined Golden Queen Mining Co. Ltd. ("Golden Queen") as CFO. During her tenure at Golden Queen, she played an instrumental role in securing project finance and overseeing Golden Queen as it transitioned from development and construction to commercial production. She joined Integra Gold as CFO in early 2017 and helped oversee the sale to Eldorado Gold Corporation in July 2017 for $590 million. Ms. St-Germain is currently a director of Ascot Resources Ltd. and Osisko Mining Inc. She also serves on the board of the Association for Mining Exploration British-Columbia (AMEBC).

Max Baker, Age: 68 - VP Exploration.

Mr. Baker is a Ph.D. Geologist and member of Aus-IMM based in Reno Nevada. He has over 40 years of exploration experience in Australia, Asia, North and South Americas and Europe on projects ranging from grass-roots, resource definition and development. He has been involved in the exploration and discovery of several significant deposits globally and has previously acted as Chief Geologist for Rennison Goldfields, Inc., Newcrest Mining Limited and Mount Isa Mines, as well as VP Exploration for several junior mining companies over the years.

Timothy D. Arnold, Age: 63 - COO.

Mr. Arnold has over 35 years of experience in hard rock mining; open pit and underground, engineering and production, consulting and operations. He has held positions in mining companies ranging from laborer to contract miner and shift boss to COO. Mr. Arnold has spent most of his career either developing or operating mines. Prior to joining Integra, Mr. Arnold was the VP of Operations for Pershing Gold Corporation. Previously, he held VP/GM positions for Nevada Copper, General Moly, Coeur d'Alene Mines, Hecla Mining Company and COO of Geovic Mining Corp. Mr. Arnold graduated in 1982 from the University of Idaho with a degree in Mining Engineering and completed an Executive MBA program at Northwestern's Kellogg Graduate School of Management. He is a Professional Engineer in Nevada and Arizona. In 2016, Mr. Arnold served as the President of the Society for Mining, Metallurgy and Exploration (SME). Mr. Arnold is a member of the University of Idaho College of Engineering's Academy of Engineers.

Joshua Serfass, Age 39 - Executive VP Corporate Development and Investor Relations.

Mr. Serfass is the Executive Vice President of Corporate Development and Investor Relations at Integra. He was previously the Manager of Corporate Communications and a key member of the team at Integra Gold which developed and sold the Lamaque Mine to Eldorado Gold for C$600 million in 2017. Prior to Integra Gold, Josh worked at Citibank as a marketing manager and a supply-chain/operations analyst at Liz Claiborne and L. Knife and Sons. Mr. Serfass is currently a director of Canterra Minerals Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no director or executive officer of Integra is, as at the date of this AIF, or was, within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer or any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities to affect materially the control of Integra, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Integra's knowledge, information and belief, and other than disclosed herein, there are no known existing or potential conflicts of interest among Integra and its directors, officers or other members of management as a result of their outside business interests except that certain of Integra's directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Integra and their duties as a director or officer of such other companies. As required by law, each of the directors of Integra is required to act honestly, in good faith and in the best interests of Integra. In the event of a conflict of interest, Integra will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCBCA.

Audit Committee

The primary function of the audit committee of the Board (the "Audit Committee") is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of Integra. In accordance with National Instrument 52-110 - Audit Committees ("NI 52-110"), information with respect to the Audit Committee is contained below.  The full text of the Audit Committee Charter, as passed unanimously by the Board, is attached to this AIF as Schedule "B".

Composition of the Audit Committee

The Audit Committee is composed of Ms. Ladd-Kruger (Chair) and Messrs. Awram and de Jong.  All three members are "independent" directors and all Audit Committee members are financially literate, within the meaning of NI 52-110.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, see "Directors and Executive Officers - Director and Management Biographies".

Audit Committee Oversight

At no time since the commencement of Integra's most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Integra's most recently completed financial year did Integra rely on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).  Integra is relying upon the exemption in Section 6.1 (Venture Issuers) of NI 52-110.

Pre-Approval Policies and Procedures for Non-Audit Services

All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

  the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  such services were not recognized by the Company at the time of the engagement to be non-audit services; and
  such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Company's Auditor from January 1, 2019 through December 31, 2020.

Fiscal Year End	Auditor	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2019	MNP LLP	$42,000	$23,500	Nil	Nil
2020	MNP LLP	$41,000	$24,800	Nil	Nil

(1) Audit Fees include fees necessary to perform the annual audit of Integra's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Audit-Related Fees include services that are traditionally performed by the auditor. These audit-related services include review of quarterly financial statements, financing related due diligence and comfort letters,  due diligence assistance, accounting consultations on proposed transactions, and audit or attest services not required by legislation or regulation.

(3) Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) All Other Fees include all other non-audit services.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Since the beginning of the most recently completed financial year for which financial statements of Integra are included in this AIF, there have been no legal proceedings to which Integra is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to Integra to be contemplated.

During the past financial year, Integra has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Integra been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this AIF, no (a) director or executive officer, (b) person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, nor (c) associate or affiliate of any of the persons or companies referred to in (a) or (b) has, or has had within the three most recently completed financial years before the date hereof, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

As at the date of this AIF, the following agreements and contracts are reasonably regarded as being material to Integra:

  Underwriting Agreement.  See "General Development of the Business - Three Year History".

  Equity Distribution Agreement.  See "General Development of the Business - Three Year History".

A copy of each of the Underwriting Agreement and the Equity Distribution Agreement are available under Integra's profile on the SEDAR website at www.sedar.com.

INTERESTS OF EXPERTS

Information of a scientific or technical nature regarding the DeLamar Project included in this AIF is based upon the DeLamar Report. The authors of the DeLamar Report own, directly or indirectly, less than 1% of the outstanding securities of Integra.

The independent auditors of Integra are MNP LLP. MNP LLP has informed Integra that it is independent with respect to Integra within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase Common Shares and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated May 1, 2020, for the annual general meeting of the Company held on June 16, 2020, which is available on SEDAR at www.sedar.com.  Additional financial information about Integra can be found in Integra's financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2020. Additional information relating to Integra may be found on SEDAR at www.sedar.com.

SCHEDULE "A"

Glossary

In this AIF, the following terms have the meaning assigned to them below:

"2018 Technical Report" means the NI 43-101 technical report titled "Technical Report and Resource Estimate for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA" with an effective date of March 8, 2018.

"2019 Technical Report" means the NI 43-101 technical report titled "Technical Report and Updated Resource Estimates for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA" with an effective date of June 15, 2019.

"AA" means Atomic Absorption assaying procedure.

"AAL" means American Assay Laboratories in Sparks, Nevada.

"AISC" means all-in sustaining costs.

"Ag" means silver.

"Ag/tonne" means silver per tonne.

"AIF" or "Annual Information Form" means this annual information.

"Au" means gold.

"Au/tonne" means gold per tonne.

"AuEq" means gold equivalent, representing a combination of gold and silver calculated as g Au/t + (g Ag/t ÷ 77.7), unless otherwise noted.

"ATM" means means the at-the-market offering of up to US$25,000,000 of Common Shares.

"Banner" means Banner Mining and Milling Company.

"BCBCA" means the Business Corporations Act (British Columbia).

"BLM" means the United States Bureau of Land Management.

"Board" means the board of directors of Integra.

"CCD" means counter-current decantation.

"CEO" means chief executive officer.

"CFO" means chief financial officer.

"cm" means centimeters.

"Code" means Integra's Code of Business Conduct and Ethics.

"Coeur Investor Rights Agreement" means an Investor Rights Agreement dated November 25, 2019 between Integra and Coeur Mining.

"Coeur Mining" means Coeur Mining, Inc.

"Common Shares" means common shares without par value in the capital of Integra.

"Consolidation" means the consolidation of the Common Shares described below under the heading "Consolidation".

"Continuation" means the continuation of the Company from the Province of Ontario to the Province of British Columbia described under the heading "Name, Address and Incorporation".

"COO" means chief operating officer.

"CRMs" means certified reference materials.

"cut‐off grade" means the grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit resource/reserve calculations and below which the material is considered waste. Cut‐off grade may be either an external cut‐off grade.  An external cut-off refers to the grade of mineralization used to control the external or design limits of a pit or underground mine based on the expected economic parameters of the operation.  An internal cut‐off grade refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

"DeLamar Area" means the mineral claims forming part of the DeLamar Project acquired from Kinross USA pursuant to the DeLamar Purchase Agreement as well as proximate mineral interests acquired by the Company after the date of the DeLamar Purchase Agreement.

"DeLamar Project" means the Company's mineral project in Idaho as described in the DeLamar Report, comprising the DeLamar Area and the Florida Mountain Area.

"DeLamar Purchase Agreement" means a Stock Purchase Agreement dated September 18, 2017 among, inter alia, Kinross USA and Integra.

"DeLamar Report" means the NI 43-101 Technical Report described under "DeLamar Project".

"development stage" means the period when a mineral deposit that has been estimated to be economically viable is prepared for commercial production and includes, among other things, pre‐production stripping in the mine and the construction of the necessary process plant and supporting facilities.

"diamond drill" means a machine designed to rotate, under pressure, an annular diamond‐studded cutting tool to produce a more or less continuous solid, cylindrical sample (core) of the material drilled.

"DMC" means DeLamar Mining Company.

"DSUs" means deferred share units.

"Earth Resources" means Earth Resources Corporation.

"EIS" means environmental impact statement.

"Ely Gold" means Ely Gold Royalties Inc.

"Empire" means Empire Mining Company.

"Equity Distribution Agreement" means the equity distribution agreement dated December 30, 2020 between Integra and Stifel, Nicolaus & Company, Incorporated in respect of the ATM.

"Exchange Act" means United States Securities Exchange Act of 1934, as amended

"exploration" means the prospecting, mapping, geophysics, compilation, diamond drilling and other work involved in searching for ore bodies.

"Florida Mountain Area" means the mineral claims forming part of the DeLamar Project acquired from Empire and Banner pursuant to the Florida Mountain Purchase Agreements as well as proximate mineral interests acquired by the Company after the date of the Florida Mountain Purchase Agreements.

"Florida Mountain Purchase Agreements" means the asset purchase agreements, between Integra Holdings U.S. Inc. and Empire and Banner, respectively, executed in December 2017.

"forward-looking statements" means "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation.

"g" means grams.

"g Ag/t" means grams per tonne silver.

"g Au/t" means grams per tonne gold.

"Golden Queen" means Golden Queen Mining Co. Ltd.

"gpt" or "g/t" means grams per metric tonne. Ex. gpt Au = grams per tonne gold.

"grade" means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton (or tonne) of gold or other precious metal or as a percentage of copper or other base metal or mineral.

"HDPE" means high density polyethylene.

"historical estimate" means an estimate of the quantity, grade, or metal or mineral content of a deposit that an issuer has not verified or caused to be verified as a current Mineral Resource or Mineral Reserve, and which was prepared before the issuer acquiring, or entering into an agreement to acquire, an interest in the property that contains the deposit.

"ICP" means inductivity coupled plasma optical-emission spectrometry.

"ICP-MS" means ICP and mass spectrometry.

"IDEQ" means the Idaho Department of Environmental Quality.

"IDL" means Idaho Department of Lands.

"IDWR" means the Idaho Department of Water Resources.

"Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality of continuity.

"Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

"Integra" or the "Company" means Integra Resources Corp.

"Integra Gold" means Integra Gold Corp.

"IRR" means internal rate of return.

"kg" means kilograms.

"Kinross" means Kinross Gold Corp.

"Kinross Royalty" means the 2.5% NSR royalty payable to Kinross USA on the DeLamar Area.

"Kinross USA" means Kinross Gold U.S.A., Inc.

"km" means kilometers.

"LOM" means life of mine.

"m" means meters.

"M&I" means Measured Mineral Resources and Indicated Mineral Resources.

"Maverix" means Maverix Metals Inc.

"MDA" means Mine Development Associates, Inc.

"Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

"Mineral deposit, deposit or mineralized material" means a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify to be defined as a commercially minable ore body or as containing ore reserves or resources, until final legal, technical, and economic factors have been resolved in an appropriate technical report.

"mineralization" means rock containing an apparent, if undetermined amount of minerals or metals.

"Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

"Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction as determined in the judgment of a Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.

"Mineral Resources and Reserves" (ref. CIM Definition Standards - For Mineral Resources and Mineral Reserves Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014).

"MJDS" means the multi-jurisdictional disclosure system.

"mm" means millimeters.

"Modifying Factors" are considerations used to convert Mineral Resources to Mineral Reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"MOU" means a Memorandum of Understanding the Company signed with the United States Bureau of Land Management to facilitate the hiring of a dedicated mineral specialist in the Marsing, Idaho BLM office that will oversee future permitting work for the DeLamar Project.

"Moz" means million ounces.

"NEPA" means the National Environmental Policy Act.

"NERCO" means NERCO Mineral Company.

"NI 43‐101" means National Instrument 43‐101 - Standards of Disclosure for Mineral Projects.

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

"NI 52-110" means National Instrument 52-110 - Audit Committees.

"Nevada Select" means Nevada Select Royalty Inc.

"net smelter return" or "NSR" means a royalty payment based on the value of gross metal production from the property, less deduction of certain limited costs including smelting and refining, as defined by contract.

"NPV" means net present value.

"NYSE American" means the NYSE American LLC.

"OBCA" means the Ontario Business Corporations Act, R.S.O. 1990, c. B. 16.

"open pit mining" means the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

"ore" means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"ounce (oz)" means a Troy ounce.

"oxidized" means mineralized rock in which some of the original minerals have been oxidized by natural processes.

"patented mining claim" means a mining claim on the public land of the United States or Canada, for which a patent has been issued conveying the title from the United States or Canada to the patentees.

"porphyritic" means a rock texture in which one mineral has a larger grain size than the accompanying minerals.

"Porphyry deposit" means a disseminated mineral deposit often closely associated with porphyritic intrusive rocks.

"preliminary economic assessment" or "PEA" means a study, other than a pre‐feasibility or feasibility study (as defined in NI 43-101), that includes an economic analysis of the potential viability of Mineral Resources.

"Probable Mineral Reserve" is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource.  The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource.  A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"Public Offering" means the brokered offering of 6,785,000 Common Shares (including exercised over-allotment option) at an issue price of US$3.40 per Common Share for gross proceeds of approximately US$23,069,000 under a final prospectus supplement.

"QA/QC" means quality assurance and quality control.

"QP" means a "qualified person" for the purpose of NI 43-101.

"reverse circulation" or "RC" means a machine that uses a bit attached to a down-hole hammer to produce a hole. Unlike diamond drilling, RC drilling produces samples of rock cuttings rather than a sample of rock core. The down-hole hammer is powered by compressed air, which also acts as the medium bringing the drill cuttings up to surface.

"ROD" means the EIS Record of Decision.

"RSUs" means restricted share units.

"SEC" means United States Securities and Exchange Commission.

"Special Warrants" means special warrants of the Company convertible into Common Shares.

"State Lease" means Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle Property.

"Strike length" means the longest horizontal dimensions of a body or zone of mineralization.

"tonne" or "t" means a metric tonne (1,000 kilograms).

"tpd" means tonnes per day.

"TSX-V" means the TSX Venture Exchange.

"Underwriting Agreement" means the underwriting agreement dated September 10, 2020 among Integra, Raymond James Ltd., Cormark Securities Inc., National Bank Financial Inc., PI Financial Corp., Roth Capital Partners, LLC and Stifel Nicolaus Canada Inc., in respect of the Public Offering.

"unpatented mining claim" means a mining claim located on the public lands of the United States or Canada, for which a patent has not been issued. An unpatented mining claim is a possessory interest only, subject to the paramount title of the United States or Canada.  The validity of an unpatented mining claim depends upon compliance with mining codes and payment of applicable taxes.  In Canada, each province has its own mining code and laws.

"vein" means an epigenetic mineral filling of a fault or other fracture in a host rock often composed of quartz, carbonate, metal sulphides or precious metals.

"War Eagle Property" or "War Eagle Mountain" means the State Lease encompassing the War Eagle gold-silver Deposit situated in the DeLamar District, southwestern Idaho.

SCHEDULE "B"

Audit Committee Charter

INTEGRA RESOURCES CORP.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Senior Management of Integra Resources Corp. (the "Company") to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system

  Review the Company's financial statements

  Oversee the audit of the Company's financial statements

  Oversee the Company's compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues

  Oversee, review and appraise the independence and the performance of the Company's external auditors

  Provide an open avenue of communication among the Company's auditors, senior management and the Board.

2. Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board. Each of these directors shall be "independent" as required by the applicable rules of the Company's regulators, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Sections 803A and 803B(2) of the NYSE American LLC Company Guide). No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

All members of the Committee shall be, in the determination of the Board, "financially literate", as that term is defined by National Instrument 52-110 - Audit Committees, as amended from time to time. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.  At least one member of the Committee must be "financially sophisticated," as that term is defined in Section 803B of the NYSE American LLC Company Guide, and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required.

The Board shall appoint a chair (the "Chair") from among the Committee members. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen by the Committee to preside as the chairperson at the meeting.

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another.

The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely.

The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members.  A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

Members shall be provided with a minimum of 48 hours' notice of meetings. The notice period may be waived by a quorum of the Committee.

3. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

  Review this Charter annually, and recommend to the Board any necessary amendments;

  Review the Code of Business Conduct and Ethics annually, and recommend to the Board any necessary amendments;

  Review the Communications and Corporate Disclosure Policy annually, and recommend to the Board any necessary amendments;

  Review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;

  Review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;

  Review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and/or filing with any governmental and/or regulatory authority, including, but not limited to press releases, annual reports, annual information forms, and prospectuses or registration statements; and

  Review the Company's disclosure in the Management Information Circular including  Committee's composition and responsibilities and how they are discharged.

External Auditors

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

  Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

  Make recommendations to the Board with respect to the compensation of the external auditor,  assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;

  Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with The Public Company Accounting Oversight Board Rule 3526;

  Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

  Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;

  Recommend to the Board the appointment, retention and replacement of the external auditors nominated annually for shareholder approval;

  Oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

  At each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

  Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

  Review with management and the external auditors the audit plan for the year-end financial statements;

  Review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies; and

  Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

  In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;

  Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

  Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;

  Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

  Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;

  Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

  Establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

  Review certification process;

  Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

  Carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual; and

  Review any related-party transactions.

Ethical and Legal Compliance and Risk Management

  Review the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

  Review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting; and

  In conjunction with any other committee designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks.

Anti-Bribery and Anti-Corruption

  Review the principal anti-bribery and anti-corruption risks in the Company's business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;

  Review and monitor the anti- bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation and policies as they relate to anti- corruption and anti-bribery issues; and

  In the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and to determine the Company's disclosure obligations if any.

4. Authority

The Committee:

  Has the authority to communicate directly with officers and employees of the Company, its auditors, legal counsel and to such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.  This extends to the requiring the external auditor to report directly to the Committee;

  Has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors; and

  Shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have such other powers and duties as delegated to it by the Board.

5. Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.